SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 4 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         Trinity Energy Resources, Inc.
                         ------------------------------
                 (Name of Small Business Issuer in its charter)

           Nevada                                         87-0431497
      ----------------------------------------------------------------
     (State  of  other  jurisdiction  of               (I.R.S.  Employer
      incorporation  or  organization)                Identification  No.)


16420 Park Ten Place, Suite 450, Houston, Texas              77084
-----------------------------------------------              -----
 (Address  of  Principal  Executive Offices)              (Zip Code)


Issuer's  telephone  number   (281)  829-9910
                              ---------------


Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class                    Name  of  each  exchange on which
     to  be  so  registered                       each class is to be registered
________________________________          ____________________________________

________________________________          ____________________________________


Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                          Common Stock, Par Value $.001
                       -----------------------------------
                                (Title of class)

                        Preferred Stock, Par Value $.001
                      ------------------------------------
                                (Title of class)

                               TABLE OF CONTENTS

PART  I                                                                      PAGE
Item 1    Description of Business                                              3
Item 2    Management's Discussion and Analysis or Plan of Operation            9
Item 3    Description of Property                                             15
Item 4    Security Ownership of Certain Beneficial
          Owners and Management                                               21
Item 5    Directors, Executive Officers, Promoters and Control Persons        22
Item 6    Executive Compensation                                              24
Item 7    Certain Relationships and Related Transactions                      26
Item 8    Description of Securities                                           27

PART II

Item 1    Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters                                       29
Item 2    Legal Proceedings                                                   29
Item 3    Changes in and Disagreements with Accountants
          An Accounting and Financial Disclosure                              33
Item 4    Recent Sales of Unregistered Securities                             34
Item 5    Indemnification of Directors and Officers                           36

                           FINANCIAL  STATEMENTS

See attached Financial Statements for the fiscal years ended December 31, 1999 and 1998

                                     PART I

Item  1.  Description  of  Business

Organization / Historical  Background
-------------------------------------

The Company was originally incorporated in Utah in 1986 as Celebrity Limousines Ltd. In 1990 it was redomiciled in Nevada as Limousines Limited but in November 1990 it ceased operations. The Company was dormant until July 9, 1993. On that date Sidney W. Sers exchanged certain oil and gas assets from his wholly-owned Texas corporation for 18,275,036 shares and control of Limousines Limited. He then changed the name of the Company to Trinity Gas Corporation. The Company then developed the assets (with investor contributions) and has since conducted oil and gas operations. During the period from July, 1993 to January 1998, Mr. Sers served as Chairman of the Board, President and CEO. On March 17, 1999 the shareholders approved a change in the name of the Company to "Trinity Energy Resources, Inc."

In June, 1997 the Company retained the accounting firm of Samson Robbins & Associates, P.L.L.C. to prepare audited financial statements for the fiscal year ended December 31, 1996. The Company's purpose in obtaining the audit was to qualify the Company as a reporting company under the Securities Exchange Act of 1934.

On  October  6,  1997  Samson  Robbins  resigned,  citing:
     - that the Company's financial statements for the years 1993, 1994 and 1995 contained material misrepresentations
     -     that  Mr.  Sers  had  misused  the  Company's  funds
     - that the Company had disseminated highly inflated oil and gas reserve data
     - that significant amounts of the Company's stock had been issued and sold using questionable exemptions.

The resignation of Samson Robbins motivated one of the Company's directors, William W. Ruth, and its recently fired Vice-President of Investor Relations, Richard E. Guillemin, to seek the advice of outside counsel. In turn, that led to an investigation of the Company and Mr. Sers by the Securities and Exchange Commission. On November 6, 1997 the SEC stopped trading in the Company's stock. As a result of the stop in trading, it became necessary for the Company to provide new, up-dated information to its marketmakers before trading could resume. The filing of this Form 10-SB is intended to fulfill that obligation in order to permit trading to recommence. (See Part II, Item 1, page 25 for further discussion and disclosure.) On December 8, 1997 the SEC filed an enforcement action against the Company, Mr. Sers and others in the U.S. District Court. As a result of the SEC's action, the Court froze certain liquid assets held by a Sers related group.

On December 9, 1997 Messrs. Ruth and Guillemin filed a shareholders' derivative action against Mr. Sers and others. On December 23, 1997, apparently in response to the SEC enforcement action and to the shareholders' derivative action, Mr. Sers caused the Company to file a Chapter 11 petition. The Chapter 11 proceeding was docketed to Case No. 697-60425-JCA-11 in the United States Bankruptcy Court for the Northern District of Texas, San Angelo Division.

On January 12, 1998 Mr. Sers resigned as a director of the Company. On January 16, 1998 the Judge in the SEC enforcement action ordered the arrest of Mr. Sers for violation of the Court's freeze order.

On January 9, 1998 the Bankruptcy Court appointed a Chapter 11 Trustee who effectively took control of the Company. On February 5, 1998 the Bankruptcy Court appointed the Official Committee of Equityholders of Trinity Gas Corporation. Mr. Dennis Hedke, now one of the Company's directors and its Executive Vice-President and Chief Operating Officer (Interim President & Chief Executive Officer), was appointed Chairman of the Committee.

During 1998 the Committee recruited new management and with that management developed a Plan of Reorganization. The Plan, as amended, was confirmed by the Bankruptcy Court on October 26, 1998, and the Company emerged from Chapter 11 and began to implement the Plan. Upon confirmation of the Plan, the Board of Directors engaged T.C. O'Dell to become the new Chief Executive Officer and Chairman of the Board and Michael L. Wallace to become the new President and Chief Operating Officer of Trinity Gas Corporation. Although both men have since resigned, the Company is continuing to pursue numerous opportunities. (See "Compensation of Management-Employment Agreements"). Interested investors may obtain a more detailed description in the Disclosure Statement for the Third Amended Plan of Reorganization filed in the United States Bankruptcy Court for the Northern District of Texas, San Angelo Division on July 27, 1998. That document appears as Exhibit 2.1 to this Filing.

Business
--------

The Company is involved in various energy industry projects which relate primarily to oil and gas exploration and development in both the United States as well as international markets. The Company is also reviewing the potential for involvement in energy product marketing and throughput management. The Company currently operates oil and gas wells in Texas, Colorado and Wyoming and has an interest in an international concession in the African Republic of Chad. It is also reviewing potential involvement in various global exploratory and development projects related to energy resources.


We currently operate one oil and gas well in Ward County, Texas. We also operate 24 wells in Elbert County (Colorado) and three in Crook and Campbell Counties (Wyoming). The Colorado and Wyoming properties became a part of the Company's inventory through a transaction with Nova Energy, Inc. The transaction was initiated by Sers, but never fully consummated, although Sers transferred Trinity funds to Nova. The bankruptcy court, based on the transfer of funds into Nova, recognized and approved the acquisition of Nova assets into Trinity in the confirmation of the Plan of Reorganization in October, 1998. Trinity finalized the transaction in January, 2000 by dissolving Nova Energy, Inc. Certain wells in the Company's inventory are currently non-productive. A comprehensive listing of the Company's well inventory and individual well status is given in Item 3 below. Due to low oil prices during late 1998 and continuing through first quarter 1999, and limited capital resources, virtually no maintenance was accomplished at any of these production facilities during 1998 or 1999. Geological and engineering evaluations have been underway to determine where capital resources should be focused to re-establish fundamental production levels and enhance production where feasible to do so. A workover program has been implemented to rejuvenate many formerly non-productive wells. We will continue to closely monitor production results and wells that fail to meet minimum internal rate of return of approximately 15% will either be converted to service wells or plugged and abandoned according to state specifications.

If market conditions are favorable, the Company may sell certain of its properties if it is believed we can transfer such interests profitably and in such a way as to bring appropriate short, medium or long term benefit to shareholders. Current workover activities and subsequent well performance evaluations will guide our decision as to which properties, if any, would be appropriate for marketing as saleable properties.

Historically, the Company had additional producing property interests in a 15 well oil and gas production facility in Brown County, Texas, which included the properties known as the Smith, Smith 'A' and Smith 'C' leases. The internal rate of return on these properties was not consistent with Company objectives and the asset has been transferred to an entity that assumed operations as of January 28, 2000. The asset, which had nominal book value, was transferred in exchange for the assumption of plugging liability, estimated at $18,000, by the receiving party.

The Company also had an interest in a gas processing and sales facility in Coleman County, Texas. Oil and gas leases related to this facility were the
Jamison and Skelton leases. A total of 19 wells used to produce at this facility. That facility has been partly disassembled, some assets were disposed of through a sale in 1998, and the property is subject to final plugging and abandonment by Trinity. We expect plugging costs associated with this facility will be approximately $22,800. Final action regarding this property, including plugging of all wells, is expected to occur in the second quarter 2000.

We also owned an interest in a Colombia, South America concession negotiated and acquired by Sers through a foreign wholly-owned subsidiary, Trinity Gas Colombia, Ltd. ("Trinity-Colombia"). Four exploratory wells were ultimately drilled in the concession and none were successful. Operations ceased when the concession was terminated by the government of Colombia due to non-performance. Sers had contested ownership of Trinity-Colombia, and instead of pursuing court proceedings in Colombia, the Company obtained a $3.1 million judgment against Trinity-Colombia in the United States on May 27, 1999. We are still attempting collection of this judgment. It appears, however, that Trinity-Colombia may have no assets and collection of the judgment is unlikely.

We acquired an interest as operator in an international concession in Chad, Africa on November 15, 1998, covering 108 million acres of unproved potential reserves in three separate areas of the country. This acreage is considered valuable because proved reserves are to be extracted by Exxon and others on adjacent acreage, pending planned pipeline construction. On December 27, 1999, we assigned this interest as a farmout to Cliveden Petroleum Company, Ltd., ("Cliveden") because we lacked the substantial resources needed to maintain and develop the concession. Under the Cliveden farmout, we are entitled to sunk cost recovery of $1.5 million from the net proceeds received by Cliveden, as it recovers its own costs to market and develop the prospect, and we may also, if economic conditions warrant, continue to participate with up to a 5% working interest ownership after Cliveden recovers its exploratory and exploitation expenditures. Costs associated with this activity may exceed $26 million in the first 5 years of project activity.

The Company will continue to pursue opportunities both domestically and internationally where it can find appropriate rates of return for the shareholders. The Company believes it can compete in both arenas, notwithstanding the fact that international operations carry certain risks that do not apply to domestic properties.

The Company is in the process of evaluating opportunities related to the accumulation of interests in oil and gas leases and concessions in various domestic and international projects. Upon the conclusion of any such acquisitions, the Company will engage itself in either the participation with other operators in the drilling of exploratory and development wells, or in the marketing of such interests to interested parties, with the ultimate intent of drilling exploratory and development wells. It is also possible that certain projects under review may involve other market opportunities where our staff or designated independent contractors or consultants have qualified expertise, such as natural gas futures trading. Careful risk analysis and comprehensive market research will be conducted internally and will precede commitments to any such endeavor.

At the present time the Company has 4 full time employees and draws upon from 2 to 5 consultants and independent contractors to assist on temporary project needs. As recently as the third quarter 1999, the Company had as many as 8 full time employees and was served by a group of as many as 11 consultants and independent contractors. Staff reductions occurred to reduce overhead, especially as the financial burden associated with the Chad project was phased out.

Competition

The energy business is highly competitive. The Company competes with companies which in many cases have larger staffs and financial resources than those currently available to the Company. Nonetheless, the Company believes that due to its ability to focus attention on relevant and achievable objectives, it will be successful in pursuing carefully selected opportunities fit for an organization of our present size and structure. The purchase of existing production, involving properties where monthly revenues exceed operating costs by a significant margin, to increase our cash flow and the participation in drilling ventures are examples of such objectives. Our selection criteria will be based on the projected minimum internal rate of return and other internal review processes, including, for example, 3-dimensional seismic data analysis.

Marketability

Crude Oil - The marketability of the Company's crude oil, natural gas and natural gas liquids (NGL's) or condensate has not been a problem historically. The current Colorado and Wyoming oil production is purchased and trucked by Equiva Trading. Contract terms call for pricing according to the basis for geographic area, adjustment for crude oil quality and then applying a bonus to the prevailing field posted price at the time of field pickup. On December 9, 1999, the adjusted price paid for our Colorado crude oil was $23.00 per barrel; the $1.10 bonus appropriate to our contract yielded a net sales price of $24.10 per barrel sold on that day.

The Company's Ward County, Texas crude oil production is purchased and trucked by Sunoco, Inc and sold at the prevailing field price for West Texas Intermediate, whereby our property type was designated as "active full rate", subject to a "temporary marketing adjustment" deduction of $1.60 per barrel. The present contract with Sunoco was initiated November 1, 1999 and extends month to month, unless written notice of 30 days is given by either party to terminate the agreement. An example of recent sales activity at the Hartwich lease on November 23, 1999, showed a purchase price of $25.35 per barrel.
Existing contracts for crude oil purchased by Equiva Trading and Sunoco are provided as Exhibits 10.14 and 10.15.

Oil prices are volatile and subject to significant day-to-day variations. This volatility is beyond the Company's control and includes the following factors: political turmoil, domestic and foreign production levels, the Organization of Petroleum Exporting Companies (OPEC)'s ability to adhere to production quotas, and possible governmental control or regulation. As the Company's daily production volume increases it may also become desirable to enter into futures contracts for purposes of hedging which can provide longer term stability for the sales of our produced hydrocarbons.

Natural gas B The Company's natural gas production in Colorado is transported by pipeline and purchased by North American Resources Company (NARCO). The Company's natural gas production in Ward County, Texas is purchased by Dynegy Midstream Services, Limited Partnership ("Dynegy").

Natural Gas Liquids B The Company's condensate production in Colorado is gathered and purchased by NARCO. Condensate production at the Hartwich lease in Ward County, Texas is gathered and purchased by Dynegy.

Contracts related to the sales of natural gas and natural gas liquids in Colorado are currently under review and are expected to be renegotiated pending these reviews. Existing contracts with NARCO are provided as Exhibits 10.16 and
10.17. Contract terms with Dynegy are also under review and are expected to be renegotiated. The existing contract with Dynegy appears as Exhibit 10.18.

Business  Risks

Oil and gas exploration and development drilling involves significant risk. Exploration drilling involves the high risk drilling of wells in regions not known to be commercially productive. Oil and gas development drilling involves less risk, but still has a significant level of uncertainty associated with drilling and completing oil or gas wells. Development drilling involves the drilling of wells in areas believed to be in a high probability of petroleum reservoir accumulation. The Company expects to employ methods, such as three-dimensional seismic data coverage, and gravity and magnetic data evaluation within the Company's acreage positions, to reduce risk in both exploratory and development drilling situations.

There are other risks associated with the drilling, completion, and producing of oil and gas reservoirs. Unusual or unexpected subsurface formations or excessive reservoir pressure are among issues that may occur during exploration and development activities. When operating in remote locations it is also possible that a shortage of drilling rigs, supporting materials such as casing, drilling mud and other services necessary in the drilling and completion of oil and gas wells may become temporarily unavailable. In contracting for such services the Company will make every effort to mitigate or eliminate such risks, but no assurance can be given that the Company can avoid such circumstances.

Governmental regulation is a significant business risk of an oil and gas company. Both domestically and internationally, new regulations promulgated subsequent to the startup of operations in any given area may substantially impact the economics of a project. The Company attempts to quantify these risks to the best of its ability, but political climates and regulatory bodies are difficult to predict. Domestically, the Company is subject to local, state and federal laws which have an increasingly larger impact on the conduct of business. Some of the federal laws that the Company is subject to include the Clean Air Act, the Clean Water Act and the Endangered Species Act.

The Company may incur losses due to environmental hazards against which it cannot insure or which it elects not to insure against because of high premium costs or other reasons. Consequently, substantial uninsured liabilities to third parties may arise, the payment of which could result in significant loss to the Company. We are not currently aware of any unrecorded environmental remediation liabilities at this time.

Environmental regulation and taxes imposed by state governments also impose significant burdens on operations. These burdens can render uneconomic certain properties which could have continued producing hydrocarbons had the regulations not been imposed. The Company is vigilant in its assessment of these burdens and the impact such regulations and taxes have on its internal rate of return.

Item  2.  Management's  Discussion  and  Analysis

Results  of  Operations

We entered bankruptcy on December 23, 1997. Our Plan of Reorganization was approved October 26, 1998, at which time we emerged from Chapter 11. We expect to close the bankruptcy proceeding in June, 2000. After the Plan became effective, we were under Court supervision with most of our cash held by the Court or various trustees for payment of bankruptcy-related legal and other costs. Only limited cash was available to us for operations.

We claim that Sers stole millions in assets from us during 1993 through January 1998. Court proceedings resulted in our recovering $4.3 million in cash, and an additional judgment against Sers for $4.8 million is pending execution. However, the bankruptcy cost us $2.3 million out-of-pocket legal and other costs during 1998 and 1999, and preoccupied management. The producing wells were allowed to languish and management spent most of its time preoccupied with bankruptcy matters.

Operating losses, net of revenues and before bankruptcy costs, were $2,795,389 and $696,549 in 1999 and 1998, respectively. Significant changes are described in the following paragraphs.

Lease operating costs declined from $150,083 in 1998 to $108,663 in 1999. The decline was due to the bankruptcy trustee (who ran the Company during almost all of 1998) continuing field personnel wages early in 1998 before laying them off in March 1998 ($30,372) and other field costs ($11,048).

Interest expense increased from $0 in 1998 to $81,235 in 1999, because of 1999 short-term borrowing. The Company had no interest bearing debt in 1998.

General and administrative expense increased from $227,828 in 1998 to $2,605,902 in 1999 due to the following:

     - $160,390 in auditing expense in 1999, vs $0 in 1998. This audit was begun to qualify for trading our stock in the public marketplace.
     -  $29,898  in  website  creation  and maintenance in $1999, vs $0 in 1998.
     -  $185,913 in  fees  paid  for  obtaining debt financing in 1999, vs $0 in
        1998.
     - $1,829,866 in consulting fees, contract services and wages paid in 1999, vs $144,212 in 1998. We opened our Houston office in late 1998, and hired several people full-time, plus consultants, to negotiate and operate new oil and gas ventures, such as the Chad project.
     - $87,556 in nonbankruptcy-related legal fees in 1999, vs $0 in 1998. These 1999 fees related mostly to preparing for pending SEC registration and the Chad Concession negotiation.
     -  $143,577  in  non-affiliate  rent  in  1999  vs  $40,000  in  1998
     - a remaining $150,547 in various other administrative costs, vs. a remaining $25,461 in various other 1998 administrative costs.

We experienced historically low oil prices in late 1998, as did most other oil and gas producers during that time. We wrote down the carrying costs of producing properties by $331,383 to the discounted net present value of estimated reserves, by field, as of December 31, 1998, using a $9 per barrel market price.

Rent paid to affiliates increased from $30,000 in 1998 to $59,500 in 1999, because the office lease was initiated in September 1998 and was terminated in August 1999.

We had little in the way of operations in 1998, but a bankruptcy court trustee managed to expend over $600,000 in a very short period of time, primarily in legal fees. Our bankruptcy counsel assisted us in preparing for our Disclosure Statement and Third Amended Plan of Reorganization. Only minimal well operating and maintenance expenses were paid in 1998, and Company replacement management didn't begin revival efforts until November, 1998. Our Brownwood, Texas corporate office was shut down and moved to Houston, where recent and current management resides. All non-productive company equipment existing at the bankruptcy filing was sold for $51,455 in total during 1999 and 1998.

We utilized three methods in 1999 to raise capital for our operations, all of which were approved by the bankruptcy court. We issued short term notes payable with maturities of mainly 6 months, with 15% interest, netting $1,057,721. In a private placement to accredited investors under Rule 506 of Regulation D and
Section 4(2) of the Securities Act of 1993, we issued redeemable preferred stock with maturity of 1 year, with a 12% dividend, netting $1,267,500. Pursuant to our Third Amended Plan of Reorganization and Section 1145 of the Bankruptcy Code, we sold 1,705,391 shares of our common stock to our existing shareholders, and netted $370,628, after $54,015 in issuance costs.

These monies funded net operating activities in 1999 of $1,818,848, Chad acquisition and development costs of $341,765, the purchase of office furniture and equipment for $156,816, and $48,747 investigating an electricity generation and marketing project in Costa Rica. The balance of cash raised by the issuance of stock and notes payable during 1999 was used to pay various bankruptcy-related costs not paid by the trustee or our bankruptcy law firm from cash collected from Sers during 1998 and 1999.

Collections from Sers have been segregated and kept from our use until January 14, 2000, when we received a wire transfer for $2,570,184 from our bankruptcy law firm, who is still reserving $499,668 to pay accumulated but unpaid legal and other bankruptcy-related costs incurred in 1998 and 1999.

Bankruptcy reorganization-related income and expenses have been segregated on our income statement for both 1999 and 1998. Expense for 1999 is down $438,242 or 32%, because the bankruptcy court issues were mostly decided in mid-1999. Our plan was confirmed in October 1998, and the court spent early 1999 ruling on various collateral issues. Costs for both years were mostly lawyer fees, with non-lawyer accounting and other charges segregated into the "other costs" category. Interest income increased because the bulk of the monies seized from Sers were obtained during 1998, so it accumulated interest for all of 1999, versus only a portion of 1998.

1998 bankruptcy costs included a $43,001 asset impairment writedown, which represented the difference between the net book values and sale price of assets sold by the bankruptcy trustee and management in 1998 and 1999.

Liquidity  and  Capital  Resources

There are several factors that will impact our liquidity during this fiscal year. Redeemable Preferred Stock of $1,550,047, notes payable of $707,721, pre-petition allowed claims, current accounts payable and accrued expenses of $1,372,290 are all due and payable. We expect to meet these remaining liabilities with our current cash position, funds held by the trustees, cash from oil and gas production, new ventures yet to be announced and, if necessary, through temporary financing. We expect that some of the redeemable Preferred Stock will be converted to equity, thereby relieving to some extent the debt redemption requirement. We also hold open the option for a public offering as we proceed forward with conclusion of our public filings with the SEC and NASDAQ.

We owe the Internal Revenue Service $213,564 in unpaid payroll and income taxes and related penalties for failure to file returns covering these taxes from 1993 to 1996. We believe we may still get this judgment voided, but if we have to pay all of this amount, only $35,594 is due in 2000, with the balance due in 5 remaining annual installments. The $35,594 was included in the prior listing of currently-due accounts payable and accrued expenses. We owe $38,045 to 1 employee  and  $129,000  to  2 consultants during 2000 according to contracts we
signed  in  1999.    These  items  are  included  in  the  prior  listing  of
currently-due accounts payable and accrued expenses. In addition, we are still liable for $91,038 in office rent during 2000. We are currently trying to renegotiate several of these obligations.

We have several pending or threatened lawsuits against us. Ron Lemon, a former employee, sued us for breach of an alleged employment contract. Linda Bryant, a former employee, sued us for breach of contract. Rudy Olschewski threatened a lawsuit related to an alleged promise to reimburse his prior cost on the Costa Rica project. We have a possible dispute concerning a $500,000 contingent sunk cost reimbursement, originally agreed to be owed to Carlton Energy Group, LLC, subject to Trinity's review and approval of such costs. Carlton Energy Group LLC's chairman, our former CEO, T.C. O'Dell, promised to forgive this obligation prior to the Chad farmout to Cliveden. The document relating this agreement has not yet been received in writing from O'Dell. This obligation is not shown as a liability on the balance sheet, because we feel the likelihood of payment is remote. We might have to pay something to settle these claims, but we feel we owe nothing on them.

The above obligations are substantial and daunting. However, we have a number of opportunities available to us in 2000 to enable us to meet these obligations and more.

We have 18 wells, most of which had been in need of varying amounts of downhole equipment replacement and reservoir stimulation investment in order to return to profitability. We have already accomplished much of the workover (equipment replacement / stimulation) activity as specified in the Third Amended Plan of Reorganization with positive results. See an expanded discussion of this activity in Item 3, Description of Property. In addition, certain of our oil and gas leases are indicated to have potential for additional development drilling. We have spent considerable time studying these in-house opportunities and currently estimate our workover and development drilling investment could be up to $1,436,000 in 2000. If made immediately, and if our estimated recovery occurs, we should more than recover our costs. However, key assumptions in this analysis are still being assessed, and we don't yet know how much of this investment we will make. Various third parties have also expressed interest in participating in some of these wells.

We are also seeking immediate cash flow generating opportunities with manageable risk in both domestic and international oil and gas exploration and development markets. Joint ventures with other companies engaged in oil and gas exploration and development and the purchase of producing properties whose current net proceeds are likely to significantly exceed current and projected future expenses are examples of such opportunities.

We are actively engaged in additional fundraising efforts to increase our working capital for 2000. These efforts can include additional stock and debt. If we are successful in these efforts, we will proceed with the commitment of funding those projects which our internal evaluations have verified to be consistent with our internal rate of return objectives. If we are not successful in these efforts, we will take steps in the immediate future to carefully manage existing capital. These steps would include further staff reductions and other strategic decisions which might include attempts to sell some of our existing assets. Based on the current status of discussions with financial entities who have expressed an interest in providing us capital support in the near term, we expect to be successful in our attempts to raise capital funding. Subsequent to these anticipated outcomes, we are confident that we can finish the year 2000 with a healthier balance sheet, all of the bankruptcy claims forever behind us, and an active trading stock.

1997,  1998,  1999  Domestic  Oil,  Gas  and  Condensate  Production Statistics:

Oil and gas production at various Company properties in the states of Texas, Colorado and Wyoming is summarized as follows:

                                        1999     1998   1997
                                        ----     ----   ----
Average Sales Price per Barrel of Oil  $ 16.81  $10.82  $17.86
Average Sales Price per MCF of Gas     $ 1.795  $1.378  $1.418
Average Production (Lifting) Cost
 per Barrel Oil Equivalent             $14.53#  $10.22  $ 9.14

# The excessive unit lifting costs for 1999 are primarily related to an event in the attempt to restore production at one of the Nova Wyoming properties. This event occurred prior to Trinity's taking effective control of Nova operations. The Company's target for lifting costs in these properties is to be below $5.00 per barrel by yearend 2000. Excepting this singular event in, lifting costs for 1999 would have been $7.11 per barrel. Lifting costs in 1998 were largely impaired by the then controlling Trustee who expended significant capital toward virtually non-productive Texas assets. Exclusive of this activity, lifting costs would have been $8.70 per barrel.

Productive  Wells*                    Oil          Gas
                                      ---          ---
                   Gross               19           16
                   Net                 16.62        14

*  Not  all  wells  that  can  produce  are  currently  producing.  See  Item 3.
   All  but  three  wells  in  the  inventory  produce  both  oil  and  gas.


Developed  and  Undeveloped  Acreage:

          Developed  Acreage          Gross          3720  acres
                                      Net            3173  acres

          Undeveloped  Acreage        Gross          640  acres
                                      Net            338  acres

Drilling  Activity  1999:     None

Present  Activity:

Numerous wells in the Colorado inventory have recently undergone workover activity. The Hartwich #1 is under staged workover, beginning November 1999. Pending final results of this workover, the potential exists for drilling of at least one or more locations which would further develop this reservoir. Other leases in the Company's inventory also have potential for development drilling. See Item 3.

A workover rig was active on the Hartwich #1 for parts of March and April, 2000. Progress was made in an effort to clean the wellbore to a total depth of about 10,850 feet. Currently, the Hartwich well is undergoing production testing and is the subject of study for a next stage of workover activity. Current production is still impeded by borehole debris, but we are producing oil, gas and water in highly variable amounts. The well is on an alternating day production schedule, making approximately 30 barrels fluid every other day, with oil content varying from about 10% to as much as 80%. Gas is fed to a flowline periodically as pressure builds to about 250 pounds per square inch (psi), yielding nominal amounts of gas monthly.

Texas  Property  B  Quito  Field,  Hartwich  lease,  Ward  County

                                                            (Unaudited)

                                      1999          1998          1997
                                      ----          ----          ----
Oil  Production  (BBLS)                  0            0            841
Gas  Production   (MCF)                  0            0          1,833

Colorado  Property  B  Comanche  Creek  /  Deadeye  Fields,  Elbert  County

                                      1999          1998          1997
                                      ----          ----          ----
Oil  Production  (BBLS)              1,942          6,279        7,657
Gas  Production  (MCF)               6,382         24,537       32,907

Wyoming  Property  1  -  Davis  Federal  Lease,  Campbell  County

                                      1999          1998          1997
                                      ----          ----          ----
Oil  Production  (BBLS)              1,059            0          1,471

Wyoming  Property  2  B  Carey  Federal  Lease,  Crook  County

                                      1999          1998          1997
                                      ----          ----          ----
Oil  Production  (BBLS)                 0            941           783


Wyoming  Property  3  B  Wood  Field,  Crook  County

                                      1999          1998          1997
                                      ----          ----          ----
Oil  Production  (BBLS)              1,688         1,826         1,963

Total  Gross  Oil  Production(BBLS)  4,689         9,046        12,715
Total  Gross  Gas  Production(MCF)   5,993        24,537        34,740

Total  Net  Oil  Production  (BBLS)  4,098         7,906        11,113
Total  Net  Gas  Production  (MCF)   5,238        21,445        30,362

Overall  Field  Operations  B  Domestic:
(Consolidated  Trinity  &  Nova)
                                      1999          1998          1997
                                      ----          ----          ----
Revenues from Oil and Gas Production $78,382     $82,786      $326,316

Lease  Operating  Costs              108,663     150,083       169,254

Federal,  State  And  Local  Taxes     7,283      15,265        29,316
Depletion                             11,985      27,367        38,839

Total  Cost of Field Operations      127,931     192,715       237,409

Net Income (Loss) from Field Operations
                                     (49,549)   (111,977)       88,907

Item  3.  Description  of  Property

The Company owns an interest in various oil and gas wells in Colorado, Wyoming and Texas. Some wells in the Company's inventory are currently non-productive due to lack of maintenance and capital resources over the course of the past two years. The following table summarizes all proven developed producing (PDP) and proven developed shut-in (PDSI) properties in the Company's inventory, as of March 27, 2000:

Lease/Well Name     Field / State     Status  Working   Net Revenue
                                              Interest     Interest
Hartwich 1           Quito /TX          PDP      1.000     .750
Wood 14-1            Wood/WY            PDP      1.000    .8550
Davis Federal 24-33  Heath / WY         PDP      1.000  .902624
Carey Federal 2      Gas Draw/WY        PDSI     1.000    .9570
Amoco 'E' 469-1      Comanche Creek/CO  PDP      1.000    .8200
Amoco 'E' 469-2      Comanche Creek     PDP      1.000    .8200
Amoco 'E' 469-4      Comanche Creek     PDP      1.000    .8200
Whitehead 4-11       Deadeye/CO         PDP   0.706015  .616697
Whitehead 4-13       Deadeye            PDP      1.000  .873934
Whitehead 8-15       Deadeye            PDP      1.000    .8747
Whitehead 12-7       Deadeye            PDP      1.000    .8750
Whitehead 12-16      Deadeye            PDP      1.000    .8750
Whitehead 18-04      Deadeye            PDP      1.000    .8739
Miller 6-11          Comanche Creek     PDP      1.000    .8500
Miller 6-15          Comanche Creek     PDSI     1.000    .8500
Morris 13-4          Comanche Creek     PDP      1.000    .8744
Morris 24-4          Comanche Creek     PDP      1.000    .8744
Sarti 24-2           Comanche Creek     PDP      1.000    .8739
Sarti 24-10          Comanche Creek     PDP      1.000    .8739

Existing  Domestic  Production  Interests

The Company is addressing opportunities for workover and/or development drilling on the Hartwich lease in Ward County, where both oil and gas can be produced and sold to a local gathering system. Engineering and geologic due diligence reviews are underway to determine the most appropriate options for our long term interests in this property. A detailed description of objectives in this lease appears below.

In addition to the above, Trinity entered into an agreement in 1996 where Trinity would effectively absorb the assets of a Casper, Wyoming based company named 'Nova Energy, Inc.' The properties are located in Campbell and Crook Counties, Wyoming and Elbert County, Colorado and are more fully described in a section below.

Texas  Property

The Company has divested itself of a non-producing asset, consisting of property located in Brown County, Texas, by virtue of assignment of its "Smith" leases within the Brown County Regular Field to H & W Marketing Company, Abilene, Texas, an unrelated company. The transaction became effective on January 28, 2000. The transaction includes the assumption by H&W Marketing Company of the plugging liability of 15 wells which at one time produced, and which still may produce from the Cross-Cut Sand at approximately 1200 feet below ground surface.

The Company is in the process of closing down operations on a non-producing property in Coleman County, Texas where at one time natural gas was produced in conjunction with the operation of a nitrex plant. Trinity will be plugging 19 wellbores in the "Jamison" and "Skelton" lease areas within the Coleman County Regular and Jamison South Fields. We expect to spend approximately $22,800 plugging these wells during the second quarter 2000.


Delaware  Basin  of  Greater  Permian  Basin          Ward  County,Texas
Quito  Field

Hartwich  No.  1
640  acres  gross,  320  acres  net  on  40-acre  checkerboard
75%  Net  Revenue  Interest/100%  Working  Interest

A well originally drilled in 1972 and completed by Pennzoil in January, 1973, has potential value as a workover candidate. Original total depth (TD) for the well was 17,500 feet, with original completion accomplished in the 'Fusselman' zone, flowing approximately 2.08 Billion cubic feet gas (BCFG), with no reported water production, in about one and a half years before abandonment for unknown reasons. Downhole complications or rapid water encroachment are suspected. Pennzoil then moved uphole in 1975 to produce from the 'Delaware' at about 4850 feet, eventually producing about 7,500 barrels oil (BO), prior to abandonment of that zone in 1977. At the time of abandonment, the well was producing 5 barrels oil per day (BOPD), 11 thousand cubic feet gas per day (MCFGD) and 7.5 barrels water per day (BWPD). This zone is considered as a potential and inexpensive re-entry candidate. Based on other nearby Delaware producing wells, the zone could yield a minimum of 20,000 barrels (BBLS) additional primary production. It is conservatively estimated that payout of such a workover would range from three to six months.

In 1978 Pennzoil closed off Delaware perforations to move back downhole to address what were then termed 'Wolfcamp' sand zones. Production was established over a depth range of 10,605 to 10,786 feet. Recompletion of this zone involved a small and, by today's standards, probably inadequate hydraulic fracture (frac) stimulation which included the placement of 40,000 lbs sand acting as fracture proppant (opening) material into hydraulically created fractures in the producing formation. Initial production flowing from the zone was 22 BOPD, 66 MCFGD and 16 BWPD, from what we now know to be the 'Bone Spring' zone. The well was eventually shut-in from about 1987-1990. Trinity (then Jubilee) attempted to re-establish production, but has never had economic production from the zone. We are currently underway with preliminary production testing to determine our future involvement in this lease.

Nearby and in the recent past, operators such as Enron, Pioneer Resources and others have been successful in applying new technologies to better address the relatively low natural permeability of the Bone Spring sands. Initial production rates as high as 800 BOPD have been reported, with rates of 250 BOPD not uncommon in wells placed in geologically appropriate locations. The typical well in the trend will have an initial production rate of between 150 and 200 BOPD and may decline to between 75 to 100 BOPD within one years time. These new generation fracs are designed to pump up to 200,000 lbs sand into as many as five separate sand bodies. Recent estimates for the typical stimulation procedure, including workover rig and all service company facilities are about $125,000- $150,000.

Depending on initial production rates, the Company anticipates the procedure should payout in from one to three months. Some nearby wells in the trend have yielded cumulative production of over 200,000 BO (and over 0.25 BCFG) in less than 2 years. Wireline log calculations and all pertinent geological indicators are favorable for this re-entry. If successful, the drilling of additional proved undeveloped locations would be warranted. Given the uncertainties in oil and gas drilling operations, Trinity cannot guarantee that the results achieved as cited above will be likewise achieved in the recompletion of the Hartwich #1.



Colorado  Properties

Denver  Basin          Elbert  County,  Colorado
Comanche  Creek  &  Deadeye  Fields

Acreage  Block:                                  3,560  acres
Working  Interest  /  Net  Revenue Interest:     100% to 70.6%/87.5% to 61.66%
Total  wells  currently  producing:              15
Producing  zone  @  Depth:                       'D' & 'J' Sands,
                                                 Cretaceous Muddy @ 7500-7800 ft

Current  Daily  Production:                      60  BOPD  +  250  MCFGD

The daily production indicated above is the result of the judicious application of workover funding fieldwide. Immediately prior to the workover activities, daily oil production had declined to about 2.5 BOPD and about 10 MCFGD. We do anticipate that daily production levels listed above will decline in the near future as the formerly built up pressures and oil and gas volumes in the immediate vicinity of the wellbores decrease. We do not know how long it will take for the reservoir to settle back to a consistent production level. If the production rates above occurred consistently over a one year period, production revenue exclusive of operating costs would be approximately $480,420 assuming an average oil price of $22/bbl.

Operating expenses will increase with these reconditioned facilities, but the property will be profitable. Production characteristics will be monitored carefully to insure that profit margins meet or exceed our internal requirements.

Secondary  Recovery  Potential

Consideration is being given to the feasibility of either a secondary recovery effort which could involve either a waterflood or a carbon dioxide (CO2) flood to recover additional reserves from this reservoir. To the extent of our current knowledge, no part of the Comanche Creek / Deadeye complex has been the subject of any type of secondary recovery pilot. The nature of sand body distribution, porosity, permeability and other factors lead us to conclude that the matter deserves further attention. Given that the reservoir has largely been gas-depletion driven throughout it's history, it would seem more amenable to CO2 flooding; however, this method may be cost prohibitive due to transportation costs and other factors which have not been fully examined.

--------------------------------------------------------------------------------
Wyoming  Properties  B  Powder  River  Basin

Crook County,  Wyoming                      Wood  14-1

Net acreage:                                40  acres
Working Interest / Net Revenue Interest     100%  /  85.5%
Wells producing:                            1
Producing Zone @ Depth                      Cretaceous  Dakota  @  5580  ft
Current Daily Production / Potential        5.5  BOPD  /  5.5  BOPD

Development  Potential:                     None  indicated  at  this  time.

Crook  County,  Wyoming                     2  Carey  Federal

Net  Acreage:                               80  acres
Working  Interest / Net Revenue Interest:   100% / 95.7%, Production level
                                                          dependent
Wells  producing:                           1  (currently  shut-in)
Producing  Zone  @  Depth:                  Cretaceous  Muddy  @  7300  ft
Current  Daily  Production  /  Potential:   0  BOPD  / 3.0 BOPD (down for
                                            repairs)

Development Potential: Subsurface mapping supports the drilling of one additional well, a direct offset east of the currently shut-in well. Such a well should encounter structurally and stratigraphically advantageous conditions compared to 2 Carey Federal. Reserves associated with this location should exceed 85,000 BO. Feasibility studies relating to this potential are underway.

Campbell  County,  Wyoming                  Davis  Federal  24-33

Net  Acreage:                               40  acres

Working  Interest/Net  Revenue  Interest:   100% / 90.2%, variable, production
                                                            level  dependent
Wells  producing:                           1
Current  Daily  Production:                 7.0  BOPD

Development  Potential:                     None  indicated  at  this  time.



Domestic  Oil  and  Gas  Property  Reserves

The future income related to the current oil and gas producing property inventory is summarized in the following table:


                            Net  Reserves                   Net  Revenues
Category                   Oil            Gas          Total          NPV  @10%
                        (Barrels)        (MCF)                        Discount

Proved  Developed        94,930        281,000     $1,135,300        $877,100

Proved  Undeveloped      84,216              0     $1,234,600        $796,100

Total  Proven  Reserves 179,146        281,000     $2,369,900      $1,673,200

Regarding  the  table  above,  the  following  definitions  apply:

Proved  Oil  and  Gas  Reserves:  Proved  oil and gas reserves are the estimated
--------------------------------
quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Proved Developed Oil and Gas reserves: Proved developed oil and gas reserves are
-------------------------------------
reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved  Undeveloped  Reserves:  Proved  undeveloped  oil  and  gas  reserves are
-----------------------------
reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.

International  Initiatives

Republic  of  Chad:

     Trinity entered into an agreement with Oriental Energy Resources, Ltd. and Carlton Energy Group in November 1998 wherein Trinity would become 100% working interest owner and Operator of a 108 million acre concession in the Republic of Chad. The Chadian Ministry of Petroleum approved a Convention Agreement in February 1999 which specified work obligations and commitments into the future. While the project was attractive for a number of reasons, it was, from its inception, agreed that outside party assistance would be required in order to satisfy all ongoing obligations associated with the project. Substantial efforts were applied by Trinity toward the goal of establishing industry partnerships to advance the project. Eventually, a Farmout Option Agreement was entered into between Trinity and Cliveden Petroleum Company, Ltd. ("Cliveden") on May 5, 1999.

     Our ability to market the project was significantly linked to the expectation of the Chad Export Pipeline being approved by the World Bank as early as September, 1999. As of the date of this report the World Bank approval has still not been rendered. In mid-November 1999, Royal Dutch Shell's Chad affiliate and Elf Aquitaine's Chad affiliate, both partners with a Consortium-leading Exxon Chad affiliate, withdrew their position in the project. This condition was publicly disclosed in an announcement made by the Chad government. Confirmation and explanation of this withdrawal have yet to be announced. Nonetheless, the current makeup of the Exxon-led Consortium has now been modified to include U.S. based Chevron and the Malaysian Petroleum company Petronas. Given the uncertainty in the pipeline issue and economic factors, Trinity redefined its goals as to its future position in the project.

     Trinity entered into a Farmout Agreement with Cliveden, a British Virgin Islands corporation, whereby Cliveden will be responsible for funding all ongoing operations, including all exploration, drilling and completion expenditures. The Agreement was dated December 27, 1999 and appears as Exhibit
10.12 to this filing. This obligation includes the maintenance and operation of the N'Djamena, Chad office opened by Trinity in June, 1999. In exchange for this assumption of our funding and management obligations, we anticipate receiving payment of $1.5 million pro rata with Cliveden's recovery of its prospect marketing costs, and an opportunity to participate for up to a 5% working interest in the project after payout of exploratory costs. Exploratory costs associated with the project over the initial five years may approach $26 million. Production proceeds, if any, will need to exceed these costs prior to Trinity's back-in privilege becoming effective. "Back-in" privilege means that Trinity has the option, but not the obligation to participate as a working interest partner in the project at such time as Cliveden recovers its exploration costs. The farmout agreement and the assignment of the acreage has been approved by the Chadian Ministry of Mines and Petroleum. A final review by the government is underway, which is expected to result in the entering of a decree by the President of Chad outlining and accepting the terms and conditions of the farmout. Trinity has no way of predicting the timing of such decree action.

Potential  Involvement  in  Angola  Offshore  Block  6

     By virtue of its relationship with Carlton Energy Group, LLC.("Carlton"), Trinity was invited to participate for a variable interest of up to 35% in an offshore Production Sharing Agreement, wherein Carlton Energy was charged with assembling a Consortium for exploration of said Block. As of the date of this document, Carlton has not been successful in presenting its plan for Consortium action to Sonangol, the State Oil Company of Angola. By virtue of continuing agreement clauses with Carlton, Trinity believes it has preferential rights which may result in an ultimate position in the project. Trinity's Board was awaiting additional information from Carlton when an agreement between the parties expired on December 31, 1999. However, such termination date shall be extended indefinitely as long as actual negotiations on Block 6 between the Government of Angola (Sonangol) and Carlton Energy Group, LLC are continuing. Carlton has disputed any continuing right or interest on the part of Trinity in this agreement.


Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The following table sets forth, as of January 19, 2000, information regarding the beneficial ownership of shares of Common Stock by each person known by us to own five percent or more of the outstanding shares of Common Stock, by each of our Officers, by each of our Directors, and by our Officers and Directors as a group. On December 31, 1999 there were 63,430,454 shares issued and outstanding of record.


                                 Shares  of          Percentage
Name  &  Address  of             Common              As  of
Beneficial  Owners               Stock               December 31, 1999(1)
------------------               -----               -----------------

Dennis  E.  Hedke                95,000(2)(3)             .1%
2002  S.  Mason  Road., Apt 1311
Katy,  TX  77450

Arthur  C.  Teichgraeber        875,000(3)               1.3%
3650  Piping  Rock
Houston,  TX  77027

---------------------------

(1) Based upon 63,430,454 shares issued and outstanding on December 31, 1999 without giving effect to the possible conversion of the 161,750 shares of Preferred Stock issued and outstanding which if fully converted would result in the issuance of 6,470,000 additional shares of Common Stock

(2) Mr. Hedke disclaims any beneficial interest in the shares owned by his father (10,000 shares) or by his brothers (6,000 shares and 4,000 shares, respectively) or his two children (100 shares each).

(3) Does not include options to purchase an additional 65,000 shares at $.75 per share, being issued for services as a director.

Bruce  A.  Reichert             65,0003                   .1%
2703  McKeever  Road
Rosharon,  TX  77583

John  W.  Mahoney                     0                    0
15030  Cypress  Falls  Drive
Cypress,  TX  77429

James  E.  Gallien,  Jr.              0                    0
4403  Adonis
Spring,  TX  77373


All  Executive  Officers  and  Directors
as  a  group  (5  persons)
                              1,031,000                  1.6%

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons

Name                        Age             Position
----                        ---             --------
Dennis  E.  Hedke           47              Exec.  Vice-President, COO, Director
                                            (Interim  President,  CEO)

Arthur  C.  Teichgraeber    43              Director
Bruce  A.  Reichert         42              Director
John  W.  Mahoney           45              Vice-President,  Secretary, General
                                            Counsel
James  E.  Gallien,  Jr.    52              Exec.  Vice-President,  CFO,
                                            Director

The terms of office for the current members of the Board of Directors, excepting James E. Gallien, Jr. commenced on October 27, 1998, upon confirmation by the Bankruptcy Court of the Plan of Reorganization. Their terms are for a period of one year or until their successors are duly elected and qualified. James E. Gallien, Jr. was elected to the Board on October 27, 1999. Messrs. Hedke, Teichgraeber and Reichert were re-elected on October 27, 1999.

At present, the Board of Directors has an Audit Committee, an Executive Compensation Committee and a Strategic Planning Committee. The Audit Committee consists of Messrs. Gallien, Teichgraeber and Reichert (Chairman). The Executive Compensation Committee consists of Messrs. Teichgraeber (Chairman) Reichert and Hedke. The Strategic Planning Committee consists of Messrs. Teichgraeber (Chairman) and Hedke. The Executive Committee consists of Messrs. Hedke (Chairman), Gallien and Mahoney.

Biographies  for  the  directors  and  significant  employees  are:

Dennis E. Hedke has, since 1986, served as an oil and gas exploration consultant to a variety of firms engaged in domestic and foreign exploration and development. He has had extensive domestic assignments in the Mid-Continent, Rocky Mountains, Texas and Gulf Coast. His international assignments have included projects in the Middle East, the former Soviet Union, West Coast Africa, and Colombia, South America. His responsibilities have covered deal structuring and negotiation, technical data assessment, economic assessment and operations control. Mr. Hedke was graduated in 1976 with a B.S. in Geophysics, from Kansas State University and then received an M.S. in Materials Science from the University of Virginia in 1979.

A.C. Teichgraeber received a degree in Production Management Engineering Technology from Kansas State University in 1978. Since July 1, 1999 he has been President and Chief Executive Officer of Oil Quip, Inc., Houston, Texas. Immediately prior to his present involvement, from April 17, 1997 to July 1, 1999, he had been President and Chief Operating Officer of the Drilling Equipment Division of IRI International Corporation, with responsibility for worldwide sales and manufacturing activities. From 1989 to 1997 he was President and Chief Executive Officer of Cardwell International, Ltd., in charge of purchasing technology and licenses to manufacture the line of Cardwell drilling, workover and well servicing rigs.

Bruce A. Reichert has been Vice President of Engineering for Input/Output, Inc., a manufacturer of equipment used in the seismic exploration for oil and gas, where he is responsible for the development of new products while improving existing products, since January, 1998. Before that he was an Associate Professor of Mechanical Engineering at Kansas State University from October, 1994 to January, 1998. From May, 1989 to October, 1994 Dr. Reichert was a Research Engineer at the NASA Lewis Research Center. Dr. Reichert was graduated from the U.S. Naval Academy in May, 1979 with a B.S. in Mechanical Engineering. He also holds both a Masters Degree (1987) and a PhD (1991) in Mechanical Engineering from Iowa State University.

John W. Mahoney was associated with the law firm of Williams, Birnberg & Andersen LLP in Houston, Texas from January, 1996 to July, 1999. Before that he was associated with the Houston law firm of Hofheinz, Mahoney & Jones from 1993 to December, 1995. Mr. Mahoney is a 1976 graduate of Central Missouri State University and received his J.D. from the College of Law of the University of Tulsa in May, 1979.

James E. Gallien, Jr. is a Certified Public Accountant since 1975. After he was graduated by Louisiana State University in 1970 with a B.S. in Finance, Jim was in the armed forces until 1972 and then held accounting positions until 1980. In 1980 he opened his own accounting practice which he continued until 1998. He was CFO of Winn Fuel Systems, Inc. from January,1998 until June 30, 1999, when he joined us.

Item  6.  Executive  Compensation

Compensation  of  Management  -  Employment  Agreements
-------------------------------------------------------
The Plan of Reorganization as approved by the Bankruptcy Court authorized the execution of three-year employment agreements with Messrs. O'Dell and Wallace, with terms consistent with those set forth in the Plan. Both employment relationships have been terminated. Mr. Wallace resigned as President on August 24, 1999, after disagreements regarding philosophy and management style developed between Mr. Wallace, President and Chief Operating Officer and T.C. O'Dell, Chairman of the Board and Chief Executive Officer. Accordingly, it was mutually agreed that Mr. Wallacee's employment relationship should be terminated, with the Company receiving the benefit of continuity of his advice as a Consultant. His Employment Agreement, which contained certain severance provisions, was replaced and the severance provisions were superceded by a one year consulting agreement calling for monthly payments of $10,000 and providing for 3,000,000 stock options each exercisable for five years after vesting to purchase one share of our Common Stock per option, which vest and have exercise prices as follows:

          (i) one third after the nine month anniversary of the confirmation of the Plan of Reorganization at an exercise price of $ .25 per share; and
          (ii) one third after the fifteen month anniversary of the confirmation of the Plan of Reorganization at an exercise price of $ .25 per share; and
          (iii) one third upon the termination of the consulting agreement at an exercise price of $1.50 per share.

Mr. O'Dell resigned on January 25, 2000. After careful consideration and discussion, the Board of Directors and Mr. O'Dell decided that Mr. O'Dell would resign as President, Chief Executive Officer and Board member because of philosophical differences about the direction of the Company. As part of the settlement reached with the Company, which superceded the severance provisions of his employment contract, he received 3,250,000 stock options, exercisable for two years from the date of resignation to purchase one share of our Common Stock per option at a price of $ .25 per share.

On July 1, 1999 we entered into an Employment Agreement with Mr. Mahoney. The term of the Agreement is for two years, the salary due is $10,000 per month, there are fringe benefits including a $667.00 per month car allowance, a monthly health insurance provision of $239 to cover a pre-existing policy, and Mr. Mahoney received 999,000 stock options, each exercisable for a term of five years after vesting to purchase one share of our Common Stock per option, which vest and have exercise prices as follows:

          (i) one third after the first anniversary of employment at $ .25 per share; and
          (ii) one third after the second anniversary of employment at a price per share of 30% under the average of the last five trading days prior to the second anniversary; and
          (iii) one third after the second anniversary of the confirmation of the Plan of Reorganization at a price per share of 30% under the average of the last five trading days prior to such second anniversary.

On September 1, 1999 we entered into an Employment Agreement with Mr. Hedke. The term of the Agreement is for three years, the salary due is $10,000 per month, there is a $750 per month car allowance, and there is an agreement to pay Mr. Hedke's relocation expenses from Kansas, including temporary storage of his personal effects until he establishes a permanent residence. The total amount paid for these expenses in 1999 was $9,691. There is a $300 per month provision for medical benefits allowance, which has not been taken as of 12/31/99. Mr. Hedke received 1,000,000 stock options, each exercisable for a term of five years after vesting to purchase one share of our Common Stock, which vest and have exercise prices as follows:

          (i) one third after the first anniversary of employment at $ .25 per share; and
          (ii) one third after the eighteen month anniversary of employment at a price per share of 30% under the average of the last five trading days prior to such anniversary; and
          (iii) one third after the second anniversary of employment at a price per share of 30% under the average of the last five trading days prior to such second anniversary.

Also  on  September  1,  1999  we  entered into an Employment Agreement with Mr.
Gallien. The term of the Agreement is for three years, the salary due is $10,000 per month, there is a car allowance of $750 per month, and $300 per month allowance for medical benefits, which has not been taken as of 12/31/99. Mr.Gallien received 1,000,000 stock options, each exercisable for a term of five years after vesting to purchase one share of our Common Stock, which vest and have exercise prices as follows:

          (i) one third after the first anniversary of employment at $ .25 per share; and
          (ii) one third after the eighteen month anniversary of employment at a price per share of 30% under the average of the last five trading days prior to such anniversary; and
          (iii) one third after the second anniversary of employment at a price per share of 30% under the average of the last five trading days prior to such second anniversary.

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

Name and Principal                                    Car
Position at 3/31/00            Year  Salary    Bonus  Allowance

Dennis E. Hedke                1999  $120,000  None   $    9,000
Executive Vice-President       2000  $96,000*  None        None*
(Interim President & CEO)

James E.Gallien, Jr.           1999  $120,000  None   $    9,000
Executive Vice-President and   2000  $96,000*  None        None*
Chief Financial Officer

John W. Mahoney                1999  $120,000  None   $    8,004
Vice-President and General     2000  $96,000*  None        None*
Counsel

* Effective current rates as of April 1, 2000. Members of the Executive Committee have all agreed to accrue 20% of their salary allotments and 100% of Car Allowances until such time as the Company has confirmed capital funding support currently being formulated. Similar cuts have been instituted across the board to include consultants and independent contractors.

A provision for a $250,000 death benefit for all above employees was included in original contracts with these individuals. However, all have waived that provision until the Company can afford such a policy.

No  salaried  compensation was provided for the above individuals prior to 1999.

Option  Grants  in  the  Last  Fiscal  Year

Set forth below is information relating to grants of stock options pursuant to the Company's Stock Option Plans during the fiscal year ended December 31, 1999.


                                Individual Grants

                             %  of  Total  Options
                             Granted  to  Employees
                                                                     Exercise or
                                                        Base  Price   Expiration
Name               Granted          Fiscal  Year          ($/Sh)       Date
T.C.  O'Dell           3,250,000          61.908%          $0.25       1/25/2002
Michael  L.  Wallace   1,000,000          19.048%          $0.25       6/26/2004
Dennis  E.  Hedke*       333,333           6.349%          $0.25       9/01/2004
James E. Gallien, Jr.*   333,333           6.349%          $0.25       9/01/2004
John  W.  Mahoney*       333,000           6.342%          $0.25       7/01/2004

*Options  not  vested  until  one  year  anniversary  of  employment  contracts.


Item  7.  Certain  Relationships  and  Related  Transactions

Following his retirement from Conoco Overseas Oil Company, Thomas C. O'Dell organized Carlton Energy Group, LLC., of which he is the Chairman and Managing Director, to pursue energy sector investments worldwide. He was approached by members of the Shareholders' Committee in the Chapter 11 proceeding and agreed to assume a management role in the Company. Until his resignation on January 25, 2000, he was Chairman, President and Chief Executive Officer of the Company. On behalf of Carlton Energy Group, LLC. he has been seeking out and negotiating oil and gas exploration, development and production contracts. Under his employment agreement, now terminated, he had agreed to assign such contracts to us, or to permit us to participate in consortiums which are pursuing or exploiting such contracts. The Chad Concession contracts were the result of such arrangement.

Mr. O'Dell loaned up to $400,000 to the Company for operating capital during 1999, with interest ranging from 8.75% - 12% and collateralized by the Texas Hartwich lease. As of March 31, 2000, the unpaid balance is $0.

The Company leased office space from O'Dell's company, Carlton Energy Group, Inc. at $7,500 per month through August 1999, totaling $59,500 in 1999 and $30,000 in 1998.

Item  8.  Description  of  Securities
-------------------------------------

At a Special Meeting of our Stockholders held on March 17, 1999, our capital structure was changed. Our new capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of $.001 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of January 18, 2000, are as follows:


                                 Authorized          Outstanding
                                 ----------          -----------
Preferred  Stock                 50,000,000          Only 1999 Series Designated
1999  Series                      1,600,000                161,750


Common  Stock                   300,000,000             63,430,454


Preferred  Stock
----------------

The 50,000,000 shares of Preferred Stock authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has designated only one series: the 1999 Series of Convertible Redeemable Preferred Stock, consisting of 1,600,000 shares with the following characteristics:

Stated Capital - the stated capital is $10.00 per share, which is the price paid by the investors in the 1999 series.

Relative Seniority - The 1999 Series is senior to the Common Stock and will be senior to all other series of the Preferred Stock which, when issued, are designated as junior.

Voting - The 1999 Series votes as a class with the Common Stock and each share has 40 votes.

"Put" for Repurchase - After a holding period of 12 months, a holder may put his shares back to us for repurchase. The repurchase price is $10 (the stated capital) plus a premium calculated as 12% per annum of the stated capital from the date of issuance, less any dividends declared and paid.

Redemption - We have the right, exercisable after June 30, 1999, to redeem the shares of the 1999 Series. The redemption price is $10 (the stated capital) plus a premium calculated as 12% per annum of the stated capital, less any dividends declared and paid.

Conversion - Each share converts into 40 shares of our Common Stock, at the discretion of the holder, at any time after June 30, 1999.

Liquidation Preference - The holders of the 1999 Series shall receive a preferential liquidation distribution of $10 per share, plus any dividends declared but unpaid, before any distribution is made with respect to any junior class or series of stock.

Preemptive Rights - The 1999 Series does not carry preemptive rights to subscribe to future stock issuances.

Common  Stock
-------------

The authorized common equity of the Company consists of 300,000,000 shares of Common Stock, with a $.001 par value, of which 63,430,454 shares of Common Stock are issued and outstanding as of January 18, 2000. Shareholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company, which has had no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments first to any creditors of the Company, and secondly to the holders of Preferred Stock, will then be divided and distributed among the holders of Common Stock according to their respective shares.

Upon re-commencement of public trading, our Company's Common Stock will be subject to the penny stock rules. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system) or to other than established customers or accredited investors. (In general, "accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worths in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.) The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As a result of these rules and their impact on trading, our stockholders may find it more difficult to sell their securities.

Dividend  Policy
----------------

We have not had any dividends for our Common Stock. Our proposed operations are capital intensive and we need working capital. Therefore we will be required to re-invest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

                                     PART II
                                     -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

In October, 1997 the Securities and Exchange Commission began an investigation into the market activity of our Common Stock, which was then traded on the OTC Bulletin Board. On November 6, 1997 the SEC ordered a ten (10) day suspension in trading of our stock. Following such a suspension, a company would be required to provide new, up-dated information to its marketmakers before trading could be resumed. That was not done, as on December 8, 1997 the SEC filed a complaint against us, the then current President, Sidney W. Sers, and certain nominal defendants (See Item 2, Legal Proceedings, following) and Mr. Sers subsequently caused us to file a petition pursuant to Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Northern District of Texas, San Angelo Division. Mr. Sers then resigned on January 12, 1998. Thereafter, we were under the operational control of the Chapter 11 Trustee. To date, there has been no re-filing of the data required to permit the marketmakers to resume a trading market, as we have preferred to rely upon the filing of this Form 10-SB to recommence trading. Accordingly, although there have been sporadic transactions in our Common Stock there has been no regular trading market.

We have never had any earnings or profits and we have never paid a dividend on our Common Stock. (See Part I, Item 8, "Dividend Policy")


Item  2.  Legal  Proceedings

Except as described below we are not engaged in any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.

We were a defendant in the SEC's enforcement action (See Part I, Item 1 "Description of Business - Organization/Historical Background"). The action, filed December 8, 1997 in the U.S. District Court, Northern District of Texas, Fort Worth Division, Case No. 4-97CV-1018Y, is captioned Securities and Exchange Commission v. Trinity Gas Corporation, Sidney W. Sers, et al. The SEC alleged numerous violations of the Securities Act of 1933 and the Securities Act of 1934 by Sers and the Company, including (i) fraud in connection with the purchase and sale of securities, (ii) fraud in the offer and sale of unregistered securities and (iii) the unauthorized selling of unregistered securities. The SEC's enforcement action has been settled with respect to us, by the entry of a Consent Decree, although it is proceeding against Mr. Sers and the other defendants. As our part of the settlement, we agreed not to violate the securities laws and consented to the entry of an injunction against our violation of the securities laws.

On December 9, 1997, Messrs. Ruth and Guillemin, former officers and in the case of Mr. Ruth, a former director of the Company filed a stockholders' derivative action. The action, filed in the United States District Court, Northern District of Texas, Fort Worth Division is captioned Trinity Gas Corporation by Richard E. Guillemin and William W. Ruth v. Sidney W. Sers, et al and docketed as Civil Action No. 4-97-CV-1020Y. On February 11, 1998 the Company's Trustee in the Chapter 11 proceeding substituted himself as the plaintiff. Neither Mr. Sers nor the other defendants filed an answer to the complaint. On May 25, 1999 the District Court entered a final judgment against Mr. Sers in the amount of $4,803,522 together with post-judgment interest. On May 27, 1999 the District Court entered a default judgment against Trinity Gas Colombia, Ltd. awarding damages to us in the amount of $3,130,000 together with post-judgment interest.

On December 23, 1997 the Company filed a Chapter 11 Petition for Reorganization, docketed to Case No. 697-60425-JCA-11 in the United States Bankruptcy Court for the Northern District of Texas, San Angelo Division. An official Equity
Committee was appointed by the United States Trustee to represent the shareholders interest in the case. During 1998 the Equity Committee recruited new management and with that management developed a Plan of Reorganization. The Plan, as amended (Third Amended Plan of Reorganization dated July 27, 1998), was confirmed by the Bankruptcy Court on October 26, 1998. We are entering the final stages of closing the case and expect to file a motion to that effect before June 30, 2000.

On March 31, 1999 the City Bank & Trust Company of Natchitoches (Louisiana) filed an action against certain defendants, including us, in the Louisiana state courts. On July 9, 1999 Trinity intervened to preserve its rights regarding the real property which is the subject of the action and removed the case to the United States District Court for the Western District of Louisiana, Alexandria Division, where it was docketed to Civil Action No. 99-1239 . In this action the plaintiff bank seeks to foreclose its lien and extinguish all other claims to the property known as the Natchitoches Hotel, and also seeks to recover approximately $2,000 from us for ancillary discovery proceedings. Our interest in the hotel, which has been vacant for several years and reportedly is contaminated with asbestos, arises because Mr. Sers used corporate funds and/or stockholder funds to acquire the hotel. As Intervenor, Trinity filed counter-claims seeking affirmative relief. On October 5, 1999 we assigned our rights in this litigation to William W. Ruth, Trinity's former counsel, in consideration of the services rendered by Mr. Ruth during certain litigation during the bankruptcy court proceedings. Under the terms of the assignment, Mr. Ruth will bear all expenses and costs of the litigation and will retain any real property rights recovered as well as receive 95% of all gross proceeds received in the litigation up to $100,000; we will receive 5% of all gross proceeds up to $100,000 and all gross proceeds over $100,000. We do not expect to receive any proceeds from this litigation.

On June 21, 1999, within the main bankruptcy proceedings, we filed an action, docketed to Adversary No. 699-6012, against the Internal Revenue Service, Sidney
W. Sers, Patricia Sers and Amanda Sers seeking recovery of approximately $1,000,000. Our claim is that these funds can be directly traced to the issuance of shares of our Common Stock, without consideration, to his daughter, Amanda Sers. After Amanda Sers sold the stock, Mr. Sers allegedly used the proceeds to pay his personal income tax liability for 1997. The Internal Revenue Service contends that the funds were never the Company's property and that the funds were transferred more than one year before the filing of the Chapter 11 petition (thus precluding recovery). In addition to the claim for the $1,000,000 we also claim an offset against the $213,564 tax liability currently owed by us to the Internal Revenue Service. On January 6, 2000 the Bankruptcy Court granted summary judgment in favor of the Internal Revenue Service both with respect to the claim to the funds and the claim for an offset. We have appealed this decision to the U.S. District Court.

On June 30, 1999, also within the main bankruptcy court proceedings, we filed an objection to the claimed interest of Crystal Coral, Ltd. and certain affiliates. We sought to cancel 2,000,000 shares of our Common Stock which were issued to Crystal Coral, Ltd. The reason for our objection and effort to cancel the shares is that Crystal Coral, Ltd. did not pay the fair market value for the shares, but that Mr. Sers issued the shares to Crystal Coral, Ltd., whose principal is Dr. Robert Milton, a former business associate of Mr. Sers, without consideration. A settlement has been reached whereby 1,100,000 shares will be returned to us and canceled and along with an obligation of one of the defendants to us, amounting to a $40,000 payment of a note, which is collateralized by 750,000 shares of our Common Stock, which shall be paid by July 1, 2000.

On December 23, 1999, also within the main bankruptcy court proceedings, we filed a complaint against Rockcrest Capital Corporation, Rockcrest Securities, LLC, D.W. Mitchell, Max Chapman, Jim Harris, Julie Chambers and the City of Natchitoches, Louisiana alleging fraudulent transfers of funds to these persons based on improper acquisition and sale of our Common Stock, and, with respect to Mr. Chapman, breach of contract for having misrepresented his ability to perform accounting services and for overcharging us. Our damages are substantially unliquidated, but we anticipate showing that several hundred thousand dollars were fraudulently transferred.


On March 2, 2000, the Court severed defendants Rockcrest Securities, Mitchell, Chapman, Harris, Chambers and the City of Natchitoches from No. 99-6031, leaving Rockcrest Capital Corporation as the sole defendant in that case, and ordered the Company to proceed against each of the above named defendants individually in separate proceedings. Separate suits were filed against each of the above-named defendants. On June 7, 2000, a default judgment was obtained against Max Chapman for $30,000.00. Trinity has determined that, with the exception of the City of Natchitoches, it will dismiss its cases against each of the remaining defendants because the likelihood of obtaining and collecting judgments is outweighed by the time and resources such actions would consume and the advantage to the Company of finally concluding the bankruptcy matter. The case involving the City of Natchitoches remains active since Trinity has assigned its rights in that case, including the cost of such litigation to William Ruth.

We will preserve our claims and causes of action against our former securities counsel, Sheinfeld, Maley & Kay ("Sheinfeld") and Robert Yeager ("Yeager") should we determine to assert such claims. Our claims against Sheinfeld and/or Yeager include, but are not limited to, claims for legal malpractice arising in connection with Sheinfeld and/or Yeager's representation of us with respect to securities issues. Specifically, Sheinfeld and/or Yeager may have failed to provide proper legal advice concerning Samson Robbins' October 6, 1997 resignation letter and the adverse effects of failing to release that letter into the public domain. Sheinfeld and/or Yeager may have also failed to properly advise us regarding the use of unlicensed brokers to sell securities in violation of federal and state securities laws and regulations.

On December 30, 1999 Ron Lemon filed suit, docketed to No. 1999-64074 in the 133rd Judicial District Court of Harris County, Texas alleging breach of contract and common law fraud arising out of a purported employment contract to be our Vice President - Trading and Transactions. It is our position that prior to the execution of the contract signed by Mr. Lemon, he was informed by our then-Chief Executive Officer and Chairman of the Board, Mr. O'Dell, that the proposed contract terms were unacceptable to us and that other contract terms would have to be agreed upon in order for Mr. Lemon to become employed by the Company. In any event, the contract signed by Mr. Lemon and the then-President Michael L. Wallace, was never approved by the Board of Directors as required by our bylaws. We have been served and have filed our answer to the suit.

During 1999 the Oil and Gas Conservation Commission of the Colorado Department of Natural Resources undertook field inspections of our various wells in that State. As a result, a number of "Notices of Alleged Violations" ("NOAVs") were issued. Initially, our field staff did not notify us of these NOAVs and attempted to resolve the problems, which included the failure to remove oil from production pits, location of production pits in sensitive areas, and oil spills. When the four initial NOAVs were not resolved the Commission instituted proceedings, which ultimately called Management's attention to the problem. Negotiation and settlement resulted in the filing of Administrative Orders By Consent ("AOCs"). The proceedings were docketed to Nos. 9812-OV-17, 9812-OV-18, 0002-OV-05 AND 0002-OV-06 at the Commission. Those four AOCs were heard at the COGCCs February 14-15, 2000 meeting. The settlements resulted in the imposition of fines totaling $14,000 in addition to the future remediation of the problems cited. The remaining NOAVs are being resolved by Management, in the field, and we do not expect any further proceedings to be instituted. The $14,000 in fines have been paid. Environmental remediation activities are underway at two sites associated with the AOC's and we estimate costs associated with remediation efforts will not exceed $35,000.

On September 20, 1999 the United States Environmental Protection Agency filed an administrative complaint against Nova Energy, Inc., a Wyoming corporation, Docket No. CWA-8-99-10, alleging that, on September 24, 1997, Nova failed to prepare and implement a Spill Prevention Control and Countermeasure plan for its Wood "B" Tank Battery facility in Crook County, Wyoming, as required by the Clean Water Act. An answer to the complaint has been filed. We believe that we will not have to pay any civil penalty should it be found that a violation occurred because we did not exercise any financial or managerial control or authority over Nova during the time in question. We only learned of the complaint during the first quarter 2000.

We have instructed our Country Manager in Chad to institute civil legal proceedings against Mohammed Alhaji Indimi, the Managing Director of Oriental Energy Resources, Ltd., the originator of the Chad-Carlton-Trinity consortium. In May, 1999 we paid $350,000 to Oriental which was intended to be used for payment of the Chad Consortium's acreage rental for 1999. Oriental did not make the payment and the funds were allegedly converted by Mr. Indimi.

Rudy Olschewski threatened a lawsuit related to an alleged promise to reimburse his prior cost on the Costa Rica project. No lawsuit has been filed nor has any other communication regarding this matter been sent to Trinity by Olschewski. We have a possible dispute concerning a $500,000.00 contingent sunk cost reimbursement, originally agreed to be owed to Carlton Energy Group, LLC, subject to Trinity's review and approval of such costs. Carlton Energy Group's chairman, T. C. O'Dell, who is also our former chairman and CEO, promised to forgive this obligation prior to the Chad farmout to Cliveden. The document relating to this agreement has not yet been received in writing from O'Dell and no further demand has been made by O'Dell.

On May 3, 2000, Linda S. Bryant filed a lawsuit, docketed as case No. 2000-22780 in the 270th Judicial District of Harris County, Texas, alleging a breach of contract arising out of the termination of her contract with us. It is our position that the contract is void and that Ms. Bryant's termination was justified. We have only recently been served and will timely file an answer to the suit. We might have to pay something to settle these claims, but we feel we owe nothing to any of these parties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In July 1999 we engaged the firm of Samson, Robbins & Associates, PLLC ("S&R") to audit our financial statements for the year ended 1998 and the period ended July 1999.

S&R was dismissed December 15, 1999 in a Board of Directors meeting, in which the action to dismiss was approved.

At the time of their dismissal, S&R had not yet issued an opinion of our financial statements.

There  were  disagreements  with  S&R  as  follows:

     S&R indicated it had concerns relative to reliable internal controls concerning unauthorized disbursements by the former management of the Company. The events that led to this concern included a $350,000 payment intended as a lease payment to the Government of Chad that was diverted to a third party, an unauthorized $10,000 wire transfer to a third party in Costa Rica and numerous agreements and contracts entered into by the former President of the Company without the prior review or approval of the Board of Directors.

     Further, because of the lack of response to an audit confirmation relative to a significant asset (related to deemed sunk costs in Chad, which has since been removed from our current balance sheet), management was requested to provide additional data in order to perform alternative procedures. Lack of substantiation limited the procedures available to determine the proper carrying value. As a result, S&R determined a scope limitation had been placed on the audit procedures. Revisions to the amounts reflected in the balance sheet made after the dismissal of S&R have since eliminated this as an ongoing issue.

     Due to concerns related to the obligations of the Chad concession and other issues related to management, S&R indicated it was unable to complete the audit without certain additional representations which had been
     requested  of  the  Board  of  Directors.   The  Board  of  Directors  was
     working on these issues, but had not yet responded to them by the time S&R was dismissed.

Based on the above issues, S&R informed the Company that it could no longer rely on the representations of management. According to S&R, these disagreements would have caused S&R to make reference to the subject matter of these disagreements in connection with its report. These disagreements were discussed with the Board of Directors.

These  disagreements  were  not  resolved  at  the time of our dismissal of S&R.

We authorized S&R to respond fully to the inquiries of Malone & Bailey, PLLC, our successor auditors, concerning the subject matter of each disagreement.

Malone & Bailey, PLLC was engaged as our successor auditors on December 15, 1999. Prior to their engagement, they were not consulted as to their opinion on any comments regarding the subject matter of the disagreements.

Item  4.  Recent  Sales  of  Unregistered  Securities

During 1997, the prior Management issued 37,619,267 shares in various transactions claiming various exemptions from the registration provisions of the Securities Act of 1933. These issuances were among the reasons for the Securities and Exchange Commission's enforcement action, brought on November 6, 1997 (See Part I, Item 1, Description of the Business - Background). We have already secured the cancellation or forfeiture of shares and we are currently pursuing additional litigation (See Part II, Item 2, "Legal Proceedings"). At the end of 1997 we had 94,733,211 shares of Common Stock issued and outstanding. We have secured the cancellation or forfeiture of 32,762,433 shares as more fully described in the section below.

During 1998, the Bankruptcy Court issued various orders with respect to our shares of Common Stock. First, 30,542,433 shares held by the Sers family and affiliates were ordered canceled. Second, on November 18, 1999 we issued 30,000 shares for a claim of $7,500. We also issued 50,000 shares for a claim of $12,500. These issuances were considered exempt from registration under Section 4(2) of the Securities Act. Third, as provided in the Third Amended Plan of Reorganization as of October 27, 1998, we issued 65,000 shares of our Common Stock to each of three of our Directors (Messrs. Hedke, Teichgraeber and Reichert) and to each of the three members of the Advisory Board of Directors as compensation for their services. These issuances were considered exempt from registration under Section 4(2) of the Securities Act. Fourth, 540,000 shares, out of a total holding of 2,040,000 shares, were ordered canceled as settlement of bankruptcy claims against the holder, leaving him with 1,500,000 shares. As a result of these various Bankruptcy Court orders, we had 64,120,778 shares issued and outstanding at the end of 1998.

Under the Third Amended Plan of Reorganization, the Bankruptcy Court authorized two alternatives to existing shareholders who were treated as claim holders in order to resolve all liabilities relating to the actions of prior management:

       (1) a so-called "Equity Option" whereby their allowed interests permitted an exchange of their shares of Common Stock for (a) an equal amount of shares of New Common Stock and (b) rights to purchase an equal number of shares of New Common Stock at a price of $ .25 per share; or

       (2) a so-called "Cash Out Option" whereby their allowed interests would liquidated by the distribution of a value to be calculated.

In addition, the Bankruptcy Court authorized an offering, in a private placement, of up to approximately 64,000,000 shares at an offering price of $
 .25  per  share.

Shareholders holding a total of 569,011 shares elected the Cash Out Option. The balance of the shareholders elected or were deemed to have elected the Equity Option. The issuance of the New Common Stock and Rights was considered exempt from registration by reason of Section 1145 of the Bankruptcy Code. Shareholders holding a total of 1,705,391 Rights exercised those Rights. The issuance of the 1,705,391 shares of New Common Stock upon exercise of those Rights was also considered exempt under Section 1145 of the Bankruptcy Code.

During 1999 we issued 603,296 shares in full or partial payment for services rendered to us. Of these, 87,476 shares were issued on 2/29/2000 to four consultants on the Chad project, 94,720 shares were issued on 1/3/2000 to a media consultant for work on our website and our internet stockholder voting program, and 421,100 shares were issued on 2/29/2000 and 3/28/2000 to three business and financial consultants. In addition, a final billing for serviced provided in 1999, but for which no invoice had been received until after January 31, 2000, equating to issuance of 38,110 shares of stock, is under process for distribution at this time. The services were valued on the basis of the value of the services rendered and taking our shares at a value of $ .25 per share. These issuances were considered exempt from registration under Section 4(2) of the Securities Act.

During 1999 the Bankruptcy Court ordered the cancellation of an additional 1,680,000 shares, including 1,100,000 shares in the Crystal Coral, Ltd./Robert Milton litigation (See Part II, Item 2, "Legal Proceedings"). In addition, we are holding 750,000 shares under that same litigation as collateral for the payment of the $40,000 obligation of one of the defendants.

At December 31, 1999 we had a total of 63,430,454 shares of Common Stock issued and outstanding.

In addition during 1999 we made an offering of our 1999 Series of Convertible Redeemable Preferred Stock under Rule 506 of Regulation D promulgated under the Securities Act of 1933. We issued 126,750 shares to eleven accredited investors. We received gross proceeds of $1,267,500 and paid finders fees and issuance costs of $120,450 for net proceeds of $1,147,050. These issuances were considered exempt under Rule 506 and Section 4(2) of the Securities Act of 1933.

Item  5.  Indemnification  of  Directors  and  Officers

The  following  areas  of  indemnification  apply  to  our  Company:

Nevada  Corporation  Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section
78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, or By-laws of our Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled to indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles  of  Incorporation  and  By-Laws

Our Articles of Incorporation and By-laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company in such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Indemnity  Agreements

To induce and encourage highly experienced and capable persons to serve as directors and officers, our Company has entered into an Indemnity Agreement with each director and officer presently serving the Company and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require the Company to pay out funds which might otherwise be utilized to further the Company's business objectives, thereby reducing our ability to carry out our projected business plans.

SEC  Position  on  Indemnification  for  Securities  Act  Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Officers  and  Directors  Liability  Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TRINITY  ENERGY  RESOURCES,  INC.


Date: September 12, 2000                  By:

                                             Dennis E. Hedke
                                            ---------------------------------
                                             Principal  Executive  Officer


                                             James E. Gallien, Jr.
                                            ---------------------------------
                                             Principal  Financial  Officer

                              FINANCIAL STATEMENTS

                                   Part III

Item  1.
INDEX  TO  EXHIBITS

Exhibit
Number                           Description
------                           -----------

PART I                                       PAGE
--------   ---------------------------------------------------------------------
   2.1*    Third Amended Plan of Reorganization and Disclosure Statement

   3.1*    Articles of Incorporation, 1986, Utah, Celebrity Limousines, Ltd.
   3.2*    Articles of Incorporation, 12/1/1989, Nevada, Limousines, Ltd.
   3.3*    Articles of Merger, 1/31/1999, Utah, Celebrity Limousines, Ltd. and
           Nevada Limousines, Limited - Nevada Corporation Limous
   3.4*    Articles of Amendment 7/9/1993, name change from Limousines, Limited to Trinity Gas Corporation.
   3.5*    By-Laws of Trinity Gas Corporation.
   3.6*    Articles of Amendment, 3/29/1999, Nevada, to change name of corporation to
           Trinity Energy Resources, Inc., authorize undes
   3.7*    Certificate of Authority to Transact Business in Texas, 10/06/1999.
   3.8*    Assumed Name Certificate in Texas, 10/12/1999
   3.9*    Amended Certificate of Designation, Powers,
           Preferences and Rights of the 1999 Series of Convertible Preferred Stock 1/25/
  10.1*    Mr. John W. Mahoney - Employment Agreement
  10.2*    Mr. Dennis E. Hedke - Employment Agreement
  10.3*    Mr. James E. Gallien, Jr. - Employment Agreement


                                       39

  10.4*    Mr. Michael L. Wallace - Independent Contractor Agreement
  10.5*    Letter Agreement between Carlton Energy Group, Oriental Petroleum
           Resources, Ltd., and Trinity Gas Corporation
  10.6*    Chad Convention, French Translation
  10.7*    Chad Convention, English Translation
  10.8*    Cliveden Agreement, 5/5/1999
  10.9*    Cliveden Agreement, 11/29/1999
 10.10*    Purchase and Sale Agreement between Carlton Energy, Trinity Gas,
           Ian Nordstrom and Rudy Olschewski
 10.11*    Aker Maritime Sublease
 10.12*    Cliveden Agreement, 12/27/99
 10.13*    Assignment to Cliveden Petroleum Co., Ltd., 1/14/2000
 10.14**   Crude Oil Purchasing Contract-Equiva Trading Company
 10.15**   Crude Oil Purchasing Contract - Sunoco, Inc.
 10.16**   Natural Gas Purchasing Contract-North American Resources Company #281
 10.17**   Natural Gas Purchasing Contract-North American Resources Company #282
 10.18**   Natural Gas Purchasing Contract-Dynegy Midstream Services, Limited
           Partnership
 16.0      Letter on Change in Certifying Accountant
 27.0      Financial Data Schedule

*  Previously  filed  with  Form  10-SB.
**  Previously  filed  with  1st  Amendment  to  Form  10SB


                           INDEPENDENT AUDITORS REPORT

To  the  Board  of  Directors  and  Stockholders
    Trinity  Energy  Resources,  Inc.
    Houston,  Texas

We have audited the accompanying consolidated balance sheets of Trinity Energy Resources, Inc. (formerly Trinity Gas Corporation) as of December 31, 1999 and 1998, and the related statements of consolidated income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Energy Resources, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule in footnote 15 is presented as supplementary information not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required in relation to the basic financial statements taken as a whole.


Malone  &  Bailey,  PLLC
Houston,  Texas

January  26,  2000

                                 TRINITY ENERGY RESOURCES, INC.
                               (formerly Trinity Gas Corporation)
                                     (Debtor-in-Possession)
                                   CONSOLIDATED BALANCE SHEETS
                                   December 31, 1999 and 1998


ASSETS                                                               1999             1998
                                                               ----------------  ---------------
Current Assets
   Cash                                                        $       138,910          105,047
   Cash held by trustees                                             3,069,852        3,733,890
   Other                                                                36,616           20,111
                                                               ----------------  ---------------
Total Current Assets                                                 3,245,378        3,859,048
                                                               ----------------  ---------------
Oil and gas properties, using successful efforts method
      of accounting
   Proved properties                                                   339,770          339,770
   Unproved property - Chad concession                                 366,654
   Less accumulated depreciation and depletion                         (71,629)         (63,533)
                                                               ----------------  ---------------
Net oil and gas properties                                             634,795          276,237
                                                               ----------------  ---------------
Other assets
   Office furniture and equipment, net of accumulated
      depreciation of $8,511                                           148,305
   Deposits and equipment held for sale                                 65,225          116,980
                                                               ----------------  ---------------

          TOTAL ASSETS                                         $     4,093,703        4,252,265
                                                               ================  ===============

              LIABILITIES
Current Liabilities
   Notes payable                                               $       707,721
   Accounts payable                                                    776,816   $      306,861
   Liabilities subject to compromise                                   132,862           98,036
   Due to Sers family                                                                    78,310
   Accrued expenses                                                    462,612           96,197
                                                               ----------------  ---------------
Total Current Liabilities                                            2,080,011          579,404
Long-term portion of liabilities subject to compromise                 177,970          213,564
                                                               ----------------  ---------------
Total Liabilities                                                    2,257,981          792,968
                                                               ----------------  ---------------

Mandatory Redeemable Preferred Stock,
   $.001 par, due in 2000, 50,000,000 shares authorized,
   161,750 and 0 shares issued and outstanding, respectively         1,550,047

STOCKHOLDERS EQUITY
   Common stock, $.001 par, 300,000,000 shares authorized,
      63,430,454 and 64,120,778 issued and outstanding,
      respectively                                                      63,430           64,121
   Paid in capital                                                  12,550,889       11,994,202
   Retained (deficit)                                              (12,328,644)     ( 8,599,026)
                                                               ----------------  ---------------
        Total Stockholders Equity                                      285,675        3,459,297
                                                               ----------------  ---------------

        TOTAL LIABILITIES AND STOCKHOLDERS EQUITY              $     4,093,703   $    4,252,265
                                                               ================  ===============

      See summary of accounting policies and notes to financial statements.

                               TRINITY ENERGY RESOURCES, INC.
                             (formerly Trinity Gas Corporation)
                                   (Debtor-in-Possession)
                               CONSOLIDATED INCOME STATEMENTS
                           Years Ended December 31, 1999 and 1998


                                                                 1999             1998
                                                            ---------------  ---------------
Revenue - oil and gas sales                                 $       78,382   $       82,786

Expenses
   Lease operating                                                 108,663          150,083
   Production taxes                                                  7,283           15,265
   Exploration expenses                                                  0                0
   Depreciation, depletion, and amortization                        16,607           27,367
   Interest expense                                                 81,235                0
   General and administrative                                    2,605,902          227,828
   Rent paid to affiliates                                          59,500           30,000
   Asset impairment loss                                                            331,383
   Interest income                                                  (5,419)          (2,591)
                                                            ---------------  ---------------

Total expenses                                                   2,873,771          779,335
                                                            ---------------  ---------------

(Loss) before reorganization items and income tax benefit       (2,795,389)        (696,549)
                                                            ---------------  ---------------

Reorganization items:
   Impairment loss on assets held for sale                                          (43,001)
   Professional fees                                            (1,039,192)      (1,291,541)
   Other costs                                                     (37,951)        (158,613)
   Interest earned on accumulated cash resulting from
      Chapter 11 proceeding                                        142,914          120,684
                                                            ---------------  ---------------
                                                                  (934,229)      (1,372,471)
                                                            ---------------  ---------------

(Loss) before income tax benefit                                (3,729,618)      (2,069,020)

Income tax benefit                                                                    4,657
                                                            ---------------  ---------------

Net (loss)                                                  $   (3,729,618)  $   (2,064,363)
                                                            ===============  ===============


Net (loss) per common share                                 $         (.06)  $         (.03)
Weighted average common shares outstanding                      62,083,720       61,056,767

      See summary of accounting policies and notes to financial statements.

                                TRINITY ENERGY RESOURCES, INC.
                              (formerly Trinity Gas Corporation)
                                    (Debtor-in-Possession)
                              STATEMENTS OF STOCKHOLDERS EQUITY
                            Years Ended December 31, 1999 and 1998


                                                  -  -  Common  Stock   -  -      Paid  In
                                                      Shares           $          Capital
                                                  --------------  -----------  --------------
Balances,  December 31, 1997                         94,733,211   $   94,733   $  11,886,010
Forfeitures by Sers family                          (30,542,433)     (30,542)         30,542

Shares issued to settle claims                           80,000           80          20,000
Shares canceled by bankruptcy court                    (540,000)        (540)            540

Stock issued to directors for services                  390,000          390          97,110
Net (loss)
Balances, December 31, 1998                          64,120,778       64,121      12,034,202
Stock issued for
   - cash                                             1,705,391        1,705         424,643
      - less costs of equity fundraising                                             (54,015)
   - services                                           603,296          603         150,221
Shares repurchased, pursuant to bankruptcy
   cash out offer                                      (569,011)        (569)        (34,045)
Shares canceled by bankruptcy court                  (1,680,000)      (1,680)          1,680

Milton shares posted as collateral by
   the bankruptcy court for $40,000
   share purchase price not paid                       (750,000)        (750)        (39,250)

Discount on preferred stock issuance                                                 114,513
Accretion of differences between carrying value
   and redemption value of preferred stock                                           (47,060)

Net (loss)
Balances,  December 31, 1999                         63,430,454   $   63,430   $  12,550,889
                                                  ==============  ===========  ==============

      See summary of accounting policies and notes to financial statements.

                               TRINITY ENERGY RESOURCES, INC.
                             (formerly Trinity Gas Corporation)
                                   (Debtor-in-Possession)
                              STATEMENTS OF STOCKHOLDERS EQUITY
                           Years Ended December 31, 1999 and 1998


                                                      Stock
                                                   Subscription      Retained
                                                    Receivable      (Deficit)       Totals
                                                  --------------  --------------  ----------
Balances, December 31, 1997                       $     (40,000)    $(6,534,663)  $5,406,080

Forfeitures by Sers family

Shares issued to settle claims                                                        20,080

Shares canceled by bankruptcy court

Stock issued to directors for services                                                97,500

Net (loss)                                                           (2,064,363)  (2,064,363)
                                                  --------------  --------------  ----------

Balances, December 31, 1998                             (40,000)   (  8,599,026)   3,459,297

Stock issued for
   - cash                                                                            426,348
      - less costs of equity fundraising                                             (54,015)
   - services                                                                        150,824

Shares repurchased, pursuant to bankruptcy
   cash out offer                                                                    (34,614)

Shares canceled by bankruptcy court

Milton shares posted as collateral by
   the bankruptcy court for $40,000
   share purchase price not paid                         40,000

Discount to fair value of preferred stock                                            114,513

Accretion of differences between carrying value
   and redemption value of preferred stock                                           (47,060)

Net (loss)                                                           (3,729,618)  (3,729,618)
                                                  --------------  --------------  ----------

Balances, December 31, 1999                       $           0   $ (12,328,644)  $  285,675
                                                  ==============  ==============  ==========

     See  summary  of  accounting  policies  and  notes to financial statements.

                                    TRINITY ENERGY RESOURCES, INC.
                                  (formerly Trinity Gas Corporation)
                                        (Debtor-in-Possession)
                                  CONSOLIDATED CASH FLOW STATEMENTS
                                Years Ended December 31, 1999 and 1998


                                                                          1999             1998
                                                                    ----------------  ---------------
Cash flows provided (used) by operating activities
   Cash received from customers                                     $        74,603   $      136,192
   Interest received                                                          5,419            2,591
   Interest paid                                                            (18,776)
   Cash paid to suppliers and employees                                  (1,928,841)         (10,242)
                                                                    ----------------  ---------------
Net cash provided (used) by operating activities
   before reorganization items                                           (1,867,595)         128,541
                                                                    ----------------  ---------------

Operating cash flows provided (used) by Chapter 11 reorganization:
   Interest received on cash accumulated by trustees                        142,914          120,684
   Collections from former officer Sid Sers                                                4,280,921
   Professional fees paid for related services rendered                  (1,039,191)      (1,291,541)
   Other bankruptcy costs                                                   (37,952)        (158,614)
   Net proceeds from sale of assets due to Chapter 11 proceeding             47,455            4,000
   (Increase) refund of deposits made by trustee                              4,300           (4,300)
                                                                    ----------------  ---------------
Net cash provided (used) by Chapter 11 reorganization                      (882,474)       2,951,150
                                                                    ----------------  ---------------

Net cash provided (used) by operating activities                         (2,750,069)       3,079,691
                                                                    ----------------  ---------------

Cash flows used in investing activities
   Chad property acquisition and development costs                         (341,765)
   Purchase of office furniture and equipment                              (156,816)
                                                                    ----------------
Net cash used in investing activities                                      (498,581)
                                                                    ----------------

Cash flows from financing activities
   Net borrowings from shareholders (post petition) and others
      Redeemable preferred stock payable                                  1,267,500
      Notes payable                                                       1,057,721
   Common stock issued, net of $54,015 issuance cost                        372,333
   Payment to Sers family to settle litigation                              (78,310)
   Principal payments on prepetition debt authorized by court                  (769)         (13,000)
                                                                    ----------------  ---------------
Net cash flows provided by financing activities                           2,618,475          (13,000)
                                                                    ----------------  ---------------

Net increase (decrease) in cash and cash equivalents                       (630,175)       3,066,691

Cash and cash equivalents
- at beginning of year                                                    3,838,937          772,246
                                                                    ----------------  ---------------

- at end of year                                                    $     3,208,762   $    3,838,937
                                                                    ================  ===============

     See  summary  of  accounting  policies  and  notes to financial statements.

                                   TRINITY ENERGY RESOURCES, INC.
                                 (formerly Trinity Gas Corporation)
                                       (Debtor-in-Possession)
                                 CONSOLIDATED CASH FLOW STATEMENTS
                               Years Ended December 31, 1999 and 1998


                                                                        1999             1998
                                                                   ---------------  ---------------
Reconciliation of net loss to net cash provided by
   operating activities
Net (loss)                                                         $   (3,729,618)  $   (2,064,363)
Adjustments to reconcile net loss to net cash provided (used)
   by operating activities
      Depletion and depreciation                                           16,607           27,367
      Proceeds from sale of assets under court supervision                 47,455            4,000
      Asset impairment losses                                                              374,384
      Stock issued for services                                           150,824           97,500
      Changes in
Other current assets                                                      (16,505)          71,337
Receivable from former officer Sid Sers                                                  4,280,921
Deposits made by trustee                                                    4,300           (4,300)
Accounts payable                                                          435,342          300,361
Accrued expenses                                                          341,526           (7,516)
                                                                   ---------------  ---------------

Net cash provided (used) by operating activities                   $   (2,750,069)  $    3,079,691
                                                                   ===============  ===============

Supplemental information
Non-cash transactions:
   During bankruptcy court pendency:
Reclassification to accounts payable for shareholders
   electing cash out option                                        $       34,614
Prepetition creditors agreeing to payment in stock                                  $       20,080
   Accrued interest capitalized on unproved property development           24,888

     See  summary  of  accounting  policies  and  notes to financial statements.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998


NOTE  1  -  SUMMARY  OF  ACCOUNTING  POLICIES

Nature  of  business.  Celebrity  Limousines,  Ltd.  was incorporated in Utah in
--------------------
1986. The name and state of incorporation were changed to Limousines Limited and Nevada, respectively in 1989. Limousines Limited ceased operations shortly thereafter and remained dormant until July 9, 1993. On that date Sidney W. Sers contributed certain oil and gas assets he owned in exchange for 18,275,036 shares and control (93.48% ownership) of Limousines Limited. He changed the corporate name to Trinity Gas Corporation and operated it until early 1998, when he abruptly resigned and fled the country in the wake of accusations of fraud, misrepresentation and other charges. New management changed the name to Trinity Energy Resources, Inc. (Company) in Nevada on March 17, 1999. In Texas, the Company operates under the name Trinity (Texas) Energy Resources, Inc. See Note 2 for further information.

Since 1993, the Company has been and is still engaged primarily in the acquisition, development, production, exploration for, and the sale of, oil, gas and natural gas liquids. The Company is the operator of one property in Texas, and of several properties in Colorado and Wyoming. In 1999, the Company acquired an interest as operator in an unproved exploratory concession in Chad, Africa.

Use  of  estimates.  The  preparation of financial statements in conformity with
------------------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles  of consolidation.  The consolidated financial statements include the
----------------------------
accounts of the Company and its wholly-owned subsidiary Nova Energy, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Other  current  assets  includes minor amounts of trade accounts receivable from
----------------------
the sales of oil and gas and an inventory of crude oil stored on location. Revenues are recognized when oil and gas are delivered. Inventories are stated at the lower of cost or market.

Oil  and gas properties are accounted for using the successful efforts method of
-----------------------
accounting. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties, after considering estimated abandonment costs and salvage values, are depreciated and depleted by the units-of-production method.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  1  -  SUMMARY  OF  ACCOUNTING  POLICIES  (continued)

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation and depletion are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation and depletion with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Capitalized  interest.  The  Company  capitalizes  interest  on expenditures for
---------------------
significant exploration and development projects while activities are in progress to bring the assets to their intended use. Total interest incurred in 1999 was $124,030, of which $24,888 was capitalized as a development cost of the Chad concession. There was no interest incurred in 1998.

Cash and cash equivalents includes cash in banks and cash held by the bankruptcy
-------------------------
court and Company law firm trustees. Certificates of deposit for $65,000 held by the states of Colorado and Wyoming as security for eventual producing well plugging and site cleanup are included in deposits in other assets.

Long-lived  assets  are  reviewed  for  impairment whenever events or changes in
------------------
circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income tax expense includes taxes payable or refundable for the current year and
----------
deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

Interest  income  is  recorded  when  the  amounts  are  assured  of collection.
----------------

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  2  -  PETITION  FOR  RELIEF  UNDER  CHAPTER  11

On December 23, 1997, the Company (Debtor) filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Northern District of Texas (Court). Generally under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. These claims are reflected in the December 31, 1999 and 1998, balance sheets as liabilities subject to compromise. Additional claims (liabilities subject to compromise) might arise but probably cannot be sustained subsequent to January 23, 2000, the date of the auditors report, because the Court issued its Confirmation Order on October 27, 1998, and all known claims against the Company that existed as of December 23, 1997, have been adjudicated. The Confirmation Order confirmed the reorganization plan as previously submitted and amended by the Company. All provisions of this plan have been incorporated into these financial statements.

A summary of the terms of the October 27, 1998, Confirmation Order are as follows:

     Cancellation  of  all  Sers  family  stock  ownership  in  the  Company, or
          30,542,433 shares, or about 32% of total shares outstanding when the bankruptcy was filed.
     Other  stock certificates for 2,220,000 shares were canceled.  These shares were transferred improperly by Sers to third parties for less than fair value, or for consideration not received by the Company, as determined by the Court.
     Two creditor claims were converted into 80,000 shares of stock. Another 750,000 shares were specified as collateral for a $40,000 subscription  price receivable  from  a  sale  of  stock  made  by the
          Company in 1997. These shares are shown as a reduction in shareholders equity until such payment is received, and are valued at the $40,000 face value of the note receivable. There is no separate asset recorded for this amount, and it is recorded as a debit or reduction of stockholders equity, because the Company believes that the 750,000 shares of our stock will instead be forfeited. The note states that it bears interest at 10% annually, but none is recorded, as the Company believes collection is doubtful. Up to 3 years interest, or $12,000, is due when the note matures July 1, 2000.
     The Company received an exemption from security laws restrictions to sell Additional stock at $.25 per share during pendency of the filing. 1,705,391 shares were sold, yielding $372,333 after paying $54,015 in costs of the stock sales.
     Issuance of 390,000 shares to 6 directors for services rendered in 1998 was approved.
     Stockholders were allowed to elect to either keep their shares or cash out for the net book value of cash proceeds from Sers asset seizures. Holders of 569,011 shares elected to receive their share of these proceeds, or $34,614, and this amount has been reclassified to accounts payable.
     Secured,  allowed  claim  creditors  were  allowed  to  repossess  their collateral.
     Non-productive Company equipment was sold for $51,455, mostly in 1999.  The
          $43,001 difference between the proceeds and the net book value was shown as a 1998 asset impairment writedown.
     Small allowed, unsecured creditors (< $500 apiece) are to be paid in their entirety.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  2  -  PETITION  FOR  RELIEF  UNDER  CHAPTER  11  (continued)

     All other allowed, unsecured claims are to be paid in full within 2 years in 4 semi-annual principal payments, plus accrued interest at 7.5% per year. The first installment was paid in July 1999. All remaining installments are due before December 31, 2000.
     By agreement, the Internal Revenue Service claim was reduced to $213,564, which the Company is still contesting. The to-be-settled amount is due in 6 annual installments, the first of which is included as short-term as of December 31, 1999, and the remainder shown as long-term.

Sers had managed the Company from his purchase of the Limousines Limited shares in 1993 until early 1998. In 1997, he began the documentation process required to take the Company public. The Company's independent auditors found evidence of improprieties and resigned in October 1997. In December 1997, Sers put the Company into bankruptcy. Facing accusations of fraud, misappropriation and misrepresentation, Sers fled the country shortly afterward. In early 1998, the Court ordered seizure and subsequent sale of all Sers family assets to satisfy the Company claim against Sers. Sers' wife and children asserted their claims to certain of these properties and settled with the Company in 1998 whereby Mrs. Sers was allowed to keep the family residence in Brownwood, Texas and the Court returned possession of several vehicles and $78,310 in cash, all in 1999. In exchange, the family dropped all claims against the Company. During 1998, the Company received $4,280,921 from seizure and court-ordered sale of Sers personal assets. In 1999, the Company received a judgment against Sers for an additional $4,803,522, none of which has yet been received The Company also received a judgment for $3,130,000 from a former foreign subsidiary, Trinity Gas Colombia, Ltd. The Colombian courts have not ruled on who now owns Trinity Gas Colombia, Ltd., and no collections on this amount have been received. The Company also has various claims against certain other entities involved in the improprieties and is still pursuing these claims. All of these claims for unpaid amounts from Sers and other entities are valued at $0 after deducting a 100% allowance for uncertain collection.

Liabilities  subject  to  compromise  consists  of  the  following:

                                                          1999      1998
                                                        --------  --------
Current portion
   Trade payables, incurred prior to bankruptcy filing  $ 97,268  $ 98,036
   Federal income and payroll taxes, and penalties,
      also incurred prior to bankruptcy filing            35,594
                                                        --------
                                                        $132,862  $ 98,036
                                                        ========  ========

Long-term portion - federal income and payroll taxes
      and penalties                                     $177,970  $213,564
                                                        ========  ========

The Company emerged from bankruptcy by final Court plan confirmation on October 27, 1998, and expects to close the bankruptcy case during May 2000.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  3  -  CASH  HELD  BY  TRUSTEES

The Court trustee managed the cash of the Company from January 9 through December 12, 1998. By Court order, the Company's bankruptcy law firm, Andrews & Kurth, kept as custodian Company monies collected from the Sers seizures (see
Note 2) beginning December 1998 through January 14, 2000. On that date, $2,570,184 was transferred to a Company bank account. The difference between that amount and the $3,069,852 shown on the balance sheet as of December 31, 1999, is $499,668, which is being retained by the law firm to pay certain legal and other bankruptcy-related costs included in accounts payable as of December 31, 1999.


NOTE  4  -  UNPROVED  PROPERTY  -  CHAD  CONCESSION

On May 7, 1998, Carlton Energy Group, LLC (Carlton), an entity majority-owned by
T. C. ODell, the former chief executive officer of the Company, entered into an agreement with Oriental Energy Resources Limited (Oriental), a Nigerian corporation, to jointly pursue acquisition of a minerals interest in Chad, Africa, and then seek a farmout to a third party capable of acting as operator. On July 31, 1998, Carlton and Oriental entered into a Memorandum of Understanding with the Chad Ministry of Petroleum conveying a 5-year minerals lease on 160 million acres of undeveloped land with unproved reserves in Chad. On November 15, 1998, the Company entered into an agreement with Carlton and Oriental assigning their rights to the Company in exchange for royalties totaling 7.5% to Carlton and Oriental and up to $500,000 and $1.5 million in prior costs reimbursement to Carlton and Oriental, respectively. The agreement with Chad was formalized on February 23, 1999, and the initial lease bonus payment of $341,765 was paid by the Company on June 17, 1999.

In late 1999, Carlton and O'Dell orally promised to forgive the contingent $500,000 due under the November 15, 1998, agreement as partial consideration for the Cliveden farmout negotiation. They have refused to sign a written acknowledgment and as of January 26, 2000, this dispute has not been resolved. Management feels the likelihood of any payment due under this arrangement is remote, and no provision has been recorded in the financial statements.

On December 27, 1999, the Company assigned its Chad working interest to Cliveden Petroleum Co. Ltd. of Switzerland. Under this agreement, Cliveden assumes operator status and all related obligations under the Chad agreement, subject to final Chad government approval. In exchange, the Company retains a 5% working interest, and will receive its share of revenues from production beginning after payout of all development costs to be incurred by Cliveden. The 5% working interest becomes effective after payout of exploratory costs which are estimated by management to be up to $26 million. Trinity will also receive reimbursement of up to $1.5 million in deemed sunk costs on a basis pro rata with Cliveden's total cost recovery from revenues to be received. In addition, Cliveden agreed to conversion of $350,000 loaned to the Company on May 7, 1999, to Company redeemable convertible preferred stock (see Note 6), with cash redemption at the option of Cliveden to occur on December 27, 2000.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  4  -  UNPROVED  PROPERTY  -  CHAD  CONCESSION  (continued)

Also, on May 7, 1999, $350,000 was advanced to Oriental to pay the initial lease bonus payment, but this money was not paid to the Chad government. Instead, it was kept by Oriental as a partial reimbursement of the $2 million as agreed in the November 15, 1998, Chad lease assignment from Oriental and Carlton to the Company. The Company disputes this, and claims that required documentation supporting the $2 million in law-abiding actual costs was never received and because this documentation was a pre-condition of payment, then the $350,000 was improperly kept by Orientals owner, Alhaji Indimi. The Company has begun legal proceedings in Chad to recover this money, which has been expensed as a development cost of an unproved property. No part of the $1.5 million claimed by Oriental is accrued as a Company liability because Oriental has refused to provide documentation as required in the contract, and because all potential liability for this debt has been assumed by Cliveden.

The required Chad government approval of the farmout assignment to Cliveden has not been obtained as of January 26, 2000, but such approval is expected by management. Total costs invested in the Chad property to date are $1,173,771, and total capitalized are $366,654 which include the actual lease bonus paid of $341,765 and $24,888 in capitalized interest.


NOTE  5  -  ACQUISITION  OF  NOVA  ENERGY,  INC.

Nova Energy, Inc. (Nova) was acquired on August 22, 1996, from Nova stockholder Don Brause and Nova major creditor Tom Getter, for 2,220,000 in Company stock and $180,000 cash. The cash was paid in monthly installments to Getter in late 1996 and 1997. The Company contested Brause's ownership in the bankruptcy case, and the Court reduced Brause's ownership from 2,040,000 of the initial total shares to 1,500,000. The Nova purchase price, as restated, is 1,680,000 shares and $180,000 cash, or $600,000. This price was allocated to the various assets and liabilities of Nova as of 1996, and $500,832 was assigned to the producing oil and gas properties that Nova owned.


NOTE  6  -  MANDATORY  REDEEMABLE  PREFERRED  STOCK  PAYABLE

In March and October 1999, the Company solicited investments in Company redeemable convertible preferred stock from investors at $10 per share. Each share is convertible to 40 shares of Company common stock, or is redeemable at each holders option after a 12-month holding period with a 12% premium, less any dividends paid. Cash dividends at 7% are paid quarterly and included in interest expense. Holders have 40 common shares vote with each preferred share held. The Company may redeem shares issued under the March offering anytime after December 31, 1999, and may redeem shares issued under the October offering anytime after June 30, 2000. Redemption is expected to occur on dates ranging from April 2000 through December 2000 and the amount due at redemption, based upon the 5% unpaid portion of the premium, will be $1,698,375. The carrying value of the preferred stock as of December 31, 1999 is $1,550,047, which is discounted at 8%, in addition to the 12% dividends, with resulting accretion from inception through December 31, 1999 added back of $47,060.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  7  -  NOTES  PAYABLE

The Company borrowed various amounts from individuals during 1999. The loans bear interest mostly at 15% APR, and are collateralized by the Texas Hartwich oil lease, carried on the balance sheet at cost of $70,594, but the present value of net revenues from proven reserves is valued at $1,340,000. Most are due 6 months after making, and all are due during 2000.


NOTE  8  -  INCOME  TAXES

The Internal Revenue Service (IRS) filed a claim with the Court in excess of $2 million for income and payroll taxes due for the periods 1993 through 1996, plus penalties and interest. In the spirit of cooperation, the IRS prepared a 1997 federal income tax return for the Company showing a $8,784,675 net loss after a $9,004,496 embezzlement loss deduction was allowed. After carryback of this loss to prior years, the IRS reduced their net claim to $213,564. The Company is obligated to pay this in six equal annual installments, beginning 2000. The $213,564 is carried as a liability in the caption Liabilities subject to compromise, with the first installment shown as current portion, and the remainder as long-term portion.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999, are as follows:


     Deferred  tax  asset:
        Net  operating  loss  carryforward     $ 2,714,743
        Less:  valuation  allowance             (2,714,743)
                                               ------------

     Net  current  deferred  tax  asset        $         0
                                               ============

The difference between the Company's expected tax (benefit), as computed by applying the U.S. federal corporate tax rate of 34% to net pre-tax (loss) is reconciled in the following chart:

                                                  1999          1998
                                              ------------  -------------
Net (loss)                                    $(3,729,619)  $ (2,064,363)
                                              ============  =============
Expected tax benefit at 34%                   $(1,268,070)  $   (701,883)
Refund from carryback of net operating loss                        4,657
Change in valuation allowance                   1,268,070        701,883
                                              ------------  -------------

Income tax (provision) or benefit             $         0   $      4,657
                                              ============  =============

The Company has net operating loss carryforwards of about $9.0 million, which expire in 2018 and 2019.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  9  -  CONTINGENT  LIABILITIES

The Company has several postpetition threatened or pending lawsuits relating to the disputed value of services allegedly provided to the Company that the Company has contested. Management believes the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company's financial position or the results of operations in any future period.

In addition, $14,000 in fines were levied, and remediation action was ordered by the Oil and Gas Conservation Commission of the Colorado Department of Natural Resources in a 1999 inspection. The fines payable and $30,375 in estimated remediation costs have been accrued as of December 31, 1999.


NOTE  10  -  CAPITAL  STOCK

The Company distributed rights to purchase its common stock to existing stockholders under Court supervision. These rights entitled the holder of each share to purchase one additional share of Company stock at $.25. During 1999, stockholders exercised rights to purchase 1,705,391 shares, for gross proceeds of $426,348. These rights expired on December 27, 1999.

The Court also ordered that 750,000 shares previously issued be reserved as collateral to enforce repayment of a $40,000 subscription receivable from Robert Milton in 1997. As collection of this amount is considered very unlikely, the 750,000 shares are deducted from total shares outstanding until this amount is received.


NOTE  11  -  EMPLOYMENT  AGREEMENTS

To entice new management and consultants, the Company signed employment and consulting contracts in 1999 still effective as of January 26, 2000, with several individuals as follows:



                        Totals     2000      2001      2002
                     ----------  --------  --------  --------

Annual Compensation
     Employees       $1,032,179  $463,177  $397,002  $172,000
   Contractors          104,000   104,000
                     ----------  --------  --------  --------

Totals               $1,136,179  $567,177  $397,002  $172,000
                     ==========  ========  ========  ========

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  12  -  STOCK  OPTIONS

Beginning at inception, the Company adopted the disclosure requirements of FASB Statement 123, Accounting for Stock Based Compensation Plans. The Company grants non-qualified options from time to time to employees and consultants of the Company, pursuant to its Stock Option Plan as approved by the Court. Stock option issuances are administered by the Board of Directors of the Company, who have substantial discretion to determine which persons, amounts, time, price, exercise terms, and restrictions, if any. All options are non-transferable.

The Company uses the intrinsic value method of calculating compensation expense, as described and recommended by APB Opinion 25, and allowed by FASB Statement
123. Vesting occurs on the various anniversary dates of issuance in accordance with the plan, and the measurement date for all options is either the grant date for fixed-price options (since the only significant requirement for vesting is that the employee remain with the Company during that period) or the vesting date for options priced at 30% below the then-market price. Compensation expense for options exercisable at 30% below market will be recognized at the 30% discount amount in the years the options become exercisable.

During the years ended December 31, 1999 and 1998, no compensation expense was recognized for the issuance of these options and warrants, because either no option prices were below market prices at the date of grant (fixed-price options), or no options priced at 30% below market vested in 1999 or 1998. No options were granted during 1998 and none granted in 1999 have been exercised. Total options outstanding at December 31, 1999, are 10,341,666, with a weighted average share exercise price of $.40. Additional disclosures as of December 31, 1999, are:


                                                            Options at
                                 Options     Options at       Market
                                 at $.25     $.75 - $1.50    less 30%
                               ------------  ------------  ------------

Total options
Number of shares                  5,641,666    2,000,000     2,699,999
  Remaining life                    4 years      5 years       5 years
Currently exercisable options
Number of shares                  4,450,000            0             0


The Company's stock has not traded on a public market since the Securities and Exchange Commission suspended trading in November 1997. Accordingly, the Minimum Value method as defined by FASB Statement 123 is used. Here, if the stock is valued at $.25 per share, then none of the options at fixed prices of $.25 - $1.50 per share have any Minimum Value.

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the Minimum Value method suggested by FASB Statement 123, the Company's net losses and loss per share would have been increased to the pro forma amount indicated below:

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  12  -  STOCK  OPTIONS  (continued)

(in thousands)                           1999          1998
                                     -----------  ------------

Net loss             - As reported   $   (3,730)  $   (2,064)
                       - Pro forma       (4,090)      (2,064)
Net loss per share   - As reported   $    (0.06)  $    (0.03)
                       - Pro forma        (0.07)       (0.03)


Variables used in the Minimum Value calculation include a risk-free interest rate of 7% and zero expected future dividends. Expected option life is the actual remaining life of the options as of each year end.


NOTE  13  -  OPERATING  LEASE

On July 1, 1999, the Company signed an office space sublease agreement with Aker Engineering, Inc. to rent 9,842 square feet at $15,173 per month. This agreement is for 60 months ending June 2004. Total annual rent expense under this agreement before any operating expense escalations is $91,038 for 1999, $182,076 for each of 2000, 2001, 2002, and 2003, and $91,038 for 2004.


NOTE  14  -  RELATED  PARTY  TRANSACTIONS

The Company's former CEO, T. C. O'Dell, loaned up to $400,000 to the Company for operating capital during 1999, with interest ranging from 8.75% - 12% and collateralized by the Texas Hartwich oil lease. As of December 31, 1999, the unpaid balance is $75,000 and is included in short-term notes payable.

The Company leased office space from Odell's company, Carlton Energy Group, Inc., at $7,500 per month through August 1999, totaling $59,500 in 1999 and $30,000 in 1998.


NOTE  15  -  ASSET  IMPAIRMENT  AND  DISPOSALS

In January 2000, the Company sold 3 leases in Brown County, Texas, in exchange for the assumption of future costs. In addition, 19 wells in Coleman County, Texas, are to be plugged and abandoned in 2000. The Company carried all leases and wells in both Brown and Coleman Counties at $0 value, and had no significant revenues or expenses directly associated with these properties in 1999 or 1998. Related costs of plugging and abandoning are accrued. There was no loss recorded from the disposition of these properties in 1999 or 1998, because carrying value was reduced to $0 and related costs were recorded in 1997.

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  15  -  ASSET  IMPAIRMENT  AND  DISPOSALS  (continued)

In addition, the Company acquired a concession in Colombia, South America, in 1995, and attempted development in 1996 and 1997. All acquisition, development and exploration costs were written off prior to 1998.

The Company experienced historically low oil prices in late 1998, as did most other oil and gas producers during that time. Writedowns of the carrying costs of producing properties of $331,383 were made because the net book value of proved properties and related equipment was higher than the discounted present value of estimated reserves, by field, as of December 31, 1998, using a $9 per barrel market price.


NOTE  16  -  DEPOSITS  AND  EQUIPMENT  HELD  FOR  SALE

Deposits were $65,225 and $69,525 in 1999 and 1998, respectively. Equipment held for sale was $0 and $47,455 in 1999 and 1998, respectively, and included various lease and well equipment and office equipment held in Texas in 1997 and seized by the bankruptcy court in 1998. This equipment, including the gas processing and sales facility located in Coleman County, was sold to unrelated parties for the best available price during 1999 and 1998. All such equipment was recorded as of December 31, 1998, its fair value, less cost to sell in 1998, resulting in an asset impairment loss of $43,001 in 1998.


NOTE  17  -  SUPPLEMENTAL  OIL  AND  GAS  INFORMATION  (unaudited)

Costs  Capitalized  Relating  to  Oil  and  Gas  Producing  Activities  at
   December  31,  1999,  using  the  Successful  Efforts  Method  of  Accounting


Unproved oil and gas property (Chad, Africa)  $  366,654
Proved oil and gas properties                    599,537
Support equipment and facilities                  99,726
                                              -----------
                                               1,065,917
Less accumulated depreciation, depletion,
   and amortization                            ( 103,629)
                                              -----------

Net capitalized costs                         $  962,288
                                              ===========

                      TRINITY  ENERGY  RESOURCES,  INC.
                   (formerly  Trinity  Gas  Corporation)
                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                 Years  Ended  December  31,  1999  and  1998

NOTE  17  -  SUPPLEMENTAL  OIL  AND  GAS  INFORMATION  (unaudited)  (continued)

Costs  Incurred  in  Oil  and  Gas  Producing  Activities  for  the
   Year  Ended  December  31,  1999

Property acquisition costs
   Proved                                                            $       0
   Unproved                                                            366,654
Exploration costs                                                            0
Development costs                                                            0

Results of Operations for Oil and Gas Producing Activities for the
   Year Ended December 31, 1999

Oil and gas sales                                                    $  78,382
Production costs                                                       115,946
Exploration expenses                                                         0
Depreciation, depletion and amortization                                20,496
                                                                     ----------
                                                                      ( 58,060)
Income tax expense                                                           0
Results of operations for oil and gas producing activities
   (excluding corporate overhead and financing costs)                $( 58,060)
                                                                     ==========


Reserve  Information

The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Companys reserves. The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, these estimates are expected to change as future information becomes available. All of the Companys reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated

NOTE  15  -  OIL  AND  GAS  RESERVE  INFORMATION  (unaudited)  (continued)

future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                                                  1999             1998
                                          -----------------  ----------------
                                             Oil      Gas     Oil     Gas
                                           (M Bbls)  (MMcf)  (M Bbls)  (MMcf)
                                           --------  ------  ------   -------
Proved developed and undeveloped reserves
   Beginning of year                           268     287     277       311
   Production                                   (5)     (6)     (9)      (24)
                                           --------  ------  ------   -------

End of year                                    263     281     268       287
                                           ========  ======  ======   =======

Proved developed reserves
   Beginning of year                           184     287     193       311
   End of year                                 179     281     184       287


Standardized Measure of Discounted Future
   Net Cash Flows at December 31, 1999                                                           (000's)
                                                                                               ---------
      Future cash inflows                                                                      $  4,188
      Future production costs                                                                     1,400
      Future development costs                                                                      418
      Future income tax expenses                                                                      0
                                                                                               ---------
                                                                                                 $2,370
   Future net cash flows
      10% annual discount for estimated timing of cash flows                                    (   697)
                                                                                               ---------
Standardized measures of discounted future net cash flows
   relating to proved oil and gas reserves                                                     $  1,673
                                                                                               =========

Income tax expense shown above is calculated by including the Companys net operating loss carryforward and properties tax bases.

The following reconciles the change in the standardized measure of discounted future net cash flow during 1999

Beginning of year                                                                              $    891
Sales of oil and gas produced, net of production costs                                               78
Net changes in prices                                                                               860
                                                                                               ---------

End of year                                                                                    $  1,673
                                                                                               =========


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